Novartis Second Quarter and Half Year 2024

Condensed Interim Financial Report – Supplementary Data

NOVARTIS | Reimagining Medicine

Novartis Second Quarter and Half Year 2024 Condensed Interim Financial Report – Supplementary Data

INDEX Page
COMPANY OPERATING PERFORMANCE REVIEW
Continuing operations 4
Discontinued operations 10
Total Company 10
COMPANY CASH FLOW AND BALANCE SHEET 11
INNOVATION REVIEW 15
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements 17
Consolidated statements of comprehensive income 19
Consolidated balance sheets 20
Consolidated statements of changes in equity 21
Consolidated statements of cash flows 23
Notes to condensed interim consolidated financial statements 25
SUPPLEMENTARY INFORMATION 43
CORE RESULTS - Reconciliation from IFRS® Accounting Standards results to non-IFRS measure core results 45
Total Company 46
Discontinued operations 48
FREE CASH FLOW 49
ADDITIONAL INFORMATION
Net debt 52
Share information 52
Effects of currency fluctuations 53
DISCLAIMER 54

Company
Key figures
Second quarter and half year
(USD millions unless indicated otherwise)	Q2 2024 USD m	Q2 2023 USD m	% change USD	% change cc1	H1 2024 USD m	H1 2023 USD m	% change USD	% change cc1

Net sales from continuing operations	12 512	11 437	9	11	24 341	22 235	9	11

Other revenues	360	308	17	17	651	557	17	17

Cost of goods sold	-3 173	-3 342	5	4	-6 269	-6 333	1	1

Gross profit from continuing operations	9 699	8 403	15	18	18 723	16 459	14	16

Selling, general and administration	-3 091	-3 091	0	-1	-5 931	-5 982	1	0

Research and development	-2 367	-2 304	-3	-4	-4 788	-4 879	2	2

Other income	273	135	102	100	522	1 098	-52	-53

Other expense	-500	-336	-49	-48	-1 139	-1 271	10	11

Operating income from continuing operations	4 014	2 807	43	47	7 387	5 425	36	43

% of net sales	32.1	24.5			30.3	24.4

Loss from associated companies	-2	-2	0	20	-31	-4	nm	nm

Interest expense	-246	-216	-14	-17	-467	-416	-12	-15

Other financial income and expense	75	85	-12	41	81	189	-57	2

Income before taxes from continuing operations	3 841	2 674	44	49	6 970	5 194	34	43

Income taxes	-595	-403	-48	-53	-1 036	-773	-34	-43

Net income from continuing operations	3 246	2 271	43	49	5 934	4 421	34	43

Net income from discontinued operations		46	nm	nm		190	nm	nm

Net income	3 246	2 317	nm	nm	5 934	4 611	nm	nm

Basic earnings per share from continuing operations (USD)	1.60	1.09	47	52	2.91	2.12	37	47

Basic earnings per share from discontinued operations (USD)		0.02	nm	nm		0.08	nm	nm

Total basic earnings per share (USD)	1.60	1.11	nm	nm	2.91	2.20	nm	nm

Net cash flows from operating activities from continuing operations	4 875	3 517	39		7 140	6 369	12

Non-IFRS measures [1]

Free cash flow from continuing operations	4 615	3 292	40		6 653	5 976	11

Core operating income from continuing operations	4 953	4 240	17	19	9 490	8 146	16	21

% of net sales	39.6	37.1			39.0	36.6

Core net income from continuing operations	4 008	3 502	14	18	7 689	6 735	14	19

Core basic earnings per share from continuing operations (USD)	1.97	1.69	17	21	3.77	3.23	17	22

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 43. Unless otherwise noted, all growth rates in this release refer to same period in prior-year.

nm = not meaningful

Strategy
Our focus
In 2023, Novartis completed its transformation into a “pure-play” innovative medicines business. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.
Our priorities
1. Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2. Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
3. Strengthening foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.
Financials
Following the September 15, 2023, shareholder approval of the spin-off of Sandoz, Novartis reported its consolidated financial statements as “continuing operations” and “discontinued operations.”
Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities. Discontinued operations include the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off.
While the commentary below focuses on continuing operations, we also provide information on discontinued operations.
Continuing operations
Second quarter
Net sales
Net sales were USD 12.5 billion (+9%, +11% cc) with volume contributing 15 percentage points to growth. Generic competition had a negative impact of 2 percentage points and pricing had a negative impact of 2 percentage points. Sales in the US were USD 5.1 billion (+14%) and in the rest of the world USD 7.4 billion (+6%, +9% cc).
Sales growth was mainly driven by continued strong performance from Entresto (USD 1.9 billion, +25%, +28% cc), Kesimpta (USD 799 million, +63%, +65% cc), Cosentyx (USD 1.5 billion, +20%, +22% cc), Kisqali (USD 717 million, +45%, +50% cc), Leqvio (USD 182 million, +133%, +134% cc) and Pluvicto (USD 345 million, +44%, +44% cc), partly offset by erosion due to generic competition, mainly for Gilenya and Lucentis, and the Xiidra divestment.
In the US (USD 5.1 billion, +14%), sales growth was mainly driven by Cosentyx, Entresto, Kesimpta, Kisqali and Pluvicto, partly offset by the impact of generic competition on Gilenya, and the Xiidra divestment. In Europe (USD 3.9 billion, +5%, +6% cc), sales growth was mainly driven by Kesimpta, Entresto, Kisqali, Pluvicto and Leqvio, partly offset by increased generic competition for Lucentis and Gilenya. Sales in emerging growth markets were USD 3.3 billion (+12%, +16% cc), including USD 1.1 billion sales from China (+23%, +27% cc).
Operating income
Operating income was USD 4.0 billion (+43%, +47% cc), mainly driven by higher net sales and lower impairments, partly offset by higher R&D investments. Operating income margin was 32.1% of net sales, increasing 7.6 percentage points (+7.9 percentage points in cc). Other revenue as a percentage of sales increased by 0.2 percentage points (+0.1 percentage points cc). Cost of goods sold as a percentage of sales decreased by 3.8 percentage points (+4.1 percentage points cc). R&D expenses as a percentage of net sales decreased by 1.2 percentage points (+1.4 percentage points cc). SG&A expenses as a percentage of net sales decreased by 2.3 percentage points (+2.4 percentage points cc). Other income and expense as a percentage of net sales decreased the margin by 0.1 percentage points (-0.1 percentage points cc).
Core adjustments were USD 0.9 billion, mainly due to amortization, compared to USD 1.4 billion in the prior year. Core adjustments decreased compared to the prior year, mainly due to lower impairments.
Core operating income was USD 5.0 billion (+17%, +19% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Core operating income margin was 39.6% of net sales, increasing 2.5 percentage points (+2.7 percentage points cc). Other revenue as a percentage of sales increased by 0.1 percentage points (cc). Core cost of goods sold as a percentage of sales increased by 0.7 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 0.5 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 2.3 percentage points (cc). Core other income and expense as a percentage of net sales increased the margin by 0.5 percentage points (cc).
Interest expense and other financial income/expense
Interest expense amounted to USD 246 million and other ﬁnancial income and expense amounted to an income of USD 75 million, both broadly in line with prior-year quarter.
Core other ﬁnancial income and expense amounted to an income of USD 60 million compared to an income of USD 129 million in the prior-year quarter, mainly due to lower interest income.
Income taxes
The tax rate in the second quarter was 15.5% compared to 15.1% in the prior year. The increase from the prior year was mainly the result of the impact of the enactment of Pillar Two tax legislation in Switzerland, which became effective on January 1, 2024, partially offset by a change in profit mix and the effect of adjusting the current-year tax rate to the estimated full-year tax rate, which was lower than previously estimated.
The core tax rate (core taxes as a percentage of core income before tax) was 15.9% compared to 15.6% in the prior year. The increase from the prior year was mainly the result of the impact of the enactment of Pillar Two tax legislation in Switzerland, which became effective on January 1, 2024, partially offset by a change in profit mix and the effect of adjusting the current-year core tax rate to the estimated full-year core tax rate, which was lower than previously estimated.
Net income, EPS and free cash flow
Net income was USD 3.2 billion (+43%, +49% cc), mainly driven by higher operating income. Basic EPS was USD 1.60 (+47%, +52% cc), benefiting from lower weighted average number of shares outstanding.
Core net income was USD 4.0 billion (+14%, +18% cc), mainly due to higher core operating income. Core EPS was USD 1.97 (+17%, +21% cc), benefiting from lower weighted average number of shares outstanding.
Free cash flow from continuing operations amounted to USD 4.6 billion (+40% USD), compared with USD 3.3 billion in the prior-year quarter, driven by higher net cash flows from operating activities from continuing operations.
First half
Net sales
Net sales were USD 24.3 billion (+9%, +11% cc) with volume contributing 15 percentage points to growth. Generic competition had a negative impact of 2 percentage points and pricing had a negative impact of 2 percentage points. Sales in the US were USD 9.7 billion (+14%) and in the rest of the world USD 14.6 billion (+7%, +10% cc).
Sales growth was mainly driven by continued strong performance from Entresto (USD 3.8 billion, +30%, +32% cc), Kesimpta (USD 1.4 billion, +64%, +66% cc), Cosentyx (USD 2.9 billion, +21%, +23% cc), Kisqali (USD 1.3 billion, +48%, +52% cc), Pluvicto (USD 655 million, +45%, +45% cc) and Leqvio (USD 333 million, +135%, +137% cc), partly offset by erosion due to generic competition, mainly for Lucentis and Gilenya, and the Xiidra divestment.

In the US (USD 9.7 billion, +14%), sales growth was mainly driven by Entresto, Cosentyx, Kesimpta, Kisqali, Pluvicto and Leqvio, partly offset by the impact of generic competition on Gilenya, and the Xiidra divestment. In Europe (USD 7.6 billion, +4%, +5% cc), sales growth was mainly driven by Kesimpta, Entresto, Kisqali, Jakavi and Pluvicto, partly offset by erosion due to generic competition, mainly for Lucentis and Gilenya. Sales in emerging growth markets were USD 6.7 billion (+14%, +19% cc), including USD 2.1 billion sales from China (+24%, +29% cc).
Operating income
Operating income was USD 7.4 billion (+36%, +43% cc), mainly driven by higher net sales, lower impairments and restructuring charges, partly offset by prior-year one-time income from legal matters. Operating income margin was 30.3% of net sales, increasing 5.9 percentage points (+6.8 percentage points in cc). Other revenue as a percentage of sales increased by 0.2 percentage points (+0.1 percentage points cc). Cost of goods sold as a percentage of sales decreased by 2.7 percentage points (+3.2 percentage points cc). R&D expenses as a percentage of net sales decreased by 2.2 percentage points (+2.6 percentage points cc). SG&A expenses as a percentage of net sales decreased by 2.6 percentage points (+2.7 percentage points cc). Other income and expense as a percentage of net sales decreased the margin by 1.8 percentage points (-1.8 percentage points cc).
Core adjustments were USD 2.1 billion, mainly due to amortization, compared to USD 2.7 billion in the prior year. Core adjustments decreased compared to the prior year, mainly due to lower impairments and restructuring charges, partly offset by prior-year one-time income from legal matters.
Core operating income was USD 9.5 billion (+16%, +21% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Core operating income margin was 39.0% of net sales, increasing 2.4 percentage points (+3.1 percentage points cc). Other revenue as a percentage of sales increased by 0.1 percentage points (cc). Core cost of goods sold as a percentage of sales increased by 0.5 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 0.7 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 2.5 percentage points (cc). Core other income and expense as a percentage of net sales increased the margin by 0.3 percentage points (cc).
Interest expense and other financial income/expense
Interest expense amounted to USD 467 million and was broadly in line with the prior year. Other ﬁnancial income and expense amounted to an income of USD 81 million compared with an income of USD 189 million in the prior year, mainly due to higher net losses from the impact of IAS Standards 29 “Financial Reporting in Hyperinﬂationary Economies” and lower interest income, partly offset by realized gains on sale of financial assets.
Core other ﬁnancial income and expense amounted to an income of USD 156 million compared to an income of USD 247 million in the prior year, mainly due to lower interest income.
Income taxes
The tax rate in the first half was 14.9% compared to 14.9% in the prior year period. The current year tax rate was favorably impacted by the effect of changes in uncertain tax positions. The prior-year tax rate was favorably impacted by the effect of non-taxable income recognized related to a legal matter. Excluding these impacts, the current and prior-year tax rate would have been 16.3% and 15.3% respectively. The increase from the prior year was mainly the result of a change in profit mix and the impact of the enactment of Pillar Two tax legislation in Switzerland, which became effective on January 1, 2024.
The core tax rate (core taxes as a percentage of core income before tax) was 16.2% in the first half and 15.5% in the prior-year period. The increase from the prior year was mainly the result of a change in profit mix and the impact of the enactment of Pillar Two tax legislation in Switzerland, which became effective on January 1, 2024.
Net income, EPS and free cash flow
Net income was USD 5.9 billion (+34%, +43% cc), mainly driven by higher operating income. EPS was USD 2.91 (+37%, +47% cc), benefiting from the lower weighted average number of shares outstanding.
Core net income was USD 7.7 billion (+14%, +19% cc), mainly due to higher core operating income. Core EPS was USD 3.77 (+17%, +22% cc), benefiting from the lower weighted average number of shares outstanding.
Free cash flow from continuing operations amounted to USD 6.7 billion (+11% USD), compared with USD 6.0 billion in the prior-year period, driven by higher net cash flows from operating activities from continuing operations.

Product commentary (relating to Q2 performance)
Cardiovascular, RENAL and METABOLIC
	Q2 2024	Q2 2023	% change	% change	H1 2024	H1 2023	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Cardiovascular, renal and metabolic
Entresto	1 898	1 516	25	28	3 777	2 915	30	32

Leqvio	182	78	133	134	333	142	135	137

Total cardiovascular, renal and metabolic	2 080	1 594	30	33	4 110	3 057	34	37

Entresto (USD 1 898 million, +25%, +28% cc) sustained robust demand-led growth. In the US and Europe, Entresto penetration grew through the continued adoption of guideline-directed medical therapy in heart failure. In China and Japan, Entresto volume growth was fueled by heart failure as well as increased penetration in hypertension. In the US, Novartis is in ANDA litigation with generic manufacturers. Novartis has appealed to reverse the negative US district court decision to uphold the validity of its combination patent covering Entresto and combinations of sacubitril and valsartan, which expires in 2025 (with pediatric exclusivity). Several generics have received final approval in the US. Any US commercial launch of a generic Entresto product prior to the final outcome of Novartis combination patent appeal, or ongoing litigations involving other patents, may be at risk of later litigation developments.
Leqvio (USD 182 million, +133%, +134% cc) launch in the US and other markets is ongoing, delivering a medicine with powerful and consistent LDL-C reduction in two doses per year. Focus remains on increased account and patient adoption, growing customer confidence in acquisition and access, and continuing medical education. Leqvio is now approved in 96 countries. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Immunology
	Q2 2024	Q2 2023	% change	% change	H1 2024	H1 2023	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Immunology
Cosentyx	1 526	1 272	20	22	2 852	2 348	21	23

Xolair [1]	427	362	18	22	826	716	15	18

Ilaris	368	316	16	20	724	644	12	17

Other	1		nm	nm	1		nm	nm

Total immunology	2 322	1 950	19	22	4 403	3 708	19	21

[1] Net sales reflect Xolair sales for all indications.
nm = not meaningful
Cosentyx (USD 1 526 million, +20%, +22% cc) sales grew mainly in the US, driven by strong demand for new indication (HS) and formulation (IV) launches, in addition to growth in core indications (PsO, PsA, AS and nr-axSpA). Ex-US performance was driven by robust demand-led growth, including the HS indication launch, partly offset by one-off pricing effects. Since initial approval in 2015, Cosentyx has shown sustained efficacy and a robust safety profile, treating more than 1.4 million patients across 8 indications.
Xolair (USD 427 million, ex-US +18%, +22% cc) growth was driven mainly by emerging growth markets and Europe. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Ilaris (USD 368 million, +16%, +20% cc) sales grew across all regions, led by US and Europe. Contributors to growth include strong performance in the Periodic Fever Syndromes and Still’s disease indications.

Neuroscience
	Q2 2024	Q2 2023	% change	% change	H1 2024	H1 2023	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Neuroscience
Kesimpta	799	489	63	65	1 436	873	64	66

Zolgensma	349	311	12	14	644	620	4	6

Aimovig	77	67	15	16	153	128	20	19

Other					1		nm	nm

Total neuroscience	1 225	867	41	43	2 234	1 621	38	39

nm = not meaningful
Kesimpta (USD 799 million, +63%, +65% cc) sales grew across all regions driven by increased demand and strong access. Kesimpta is a high efficacy B-cell therapy, with a favorable safety and tolerability profile and an at-home self-administration for a broad population of RMS patients. Kesimpta is now approved in 90 countries with more than 100 thousand patients treated.
Zolgensma (USD 349 million, +12%, +14% cc) sales grew particularly in the US and continues to treat mainly incident patients in established markets. Zolgensma is now approved in 55 countries with more than 4 thousand patients treated globally through clinical trials, managed access programs and in the commercial setting.
Aimovig (USD 77 million, ex-US, ex-Japan +15%, +16% cc) sales grew mainly in Europe driven by increased demand for migraine prevention. Novartis commercializes Aimovig ex-US and ex-Japan, while Amgen retains all rights in the US and in Japan.
ONCOLOGY
	Q2 2024	Q2 2023	% change	% change	H1 2024	H1 2023	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Oncology
Kisqali	717	493	45	50	1 344	908	48	52

Promacta/Revolade	544	583	-7	-5	1 064	1 130	-6	-4

Tafinlar + Mekinist [1]	523	496	5	9	997	954	5	7

Jakavi	471	435	8	13	949	849	12	15

Tasigna	446	476	-6	-4	841	938	-10	-9

Pluvicto	345	240	44	44	655	451	45	45

Lutathera	175	150	17	17	344	299	15	16

Scemblix	164	106	55	56	300	182	65	67

Kymriah	113	129	-12	-11	233	264	-12	-10

Piqray/Vijoice	120	130	-8	-7	229	246	-7	-6

Fabhalta	22		nm	nm	28		nm	nm

Other						1	nm	nm

Total oncology	3 640	3 238	12	15	6 984	6 222	12	14

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy.
nm = not meaningful
Kisqali (USD 717 million, +45%, +50% cc) sales grew strongly across all regions, based on increasing recognition of its consistently reported overall survival in HR+/HER2- advanced breast cancer, Category 1 NCCN guidelines recommendation and highest ESMO-Magnitude of Clinical Benefit Scale scores in the CDK4/6 inhibitor class. Novartis is in US ANDA litigation with a generic manufacturer.
Promacta/Revolade (USD 544 million, -7%, -5% cc) sales declined mainly in the US due to higher revenue deductions.
Tafinlar + Mekinist (USD 523 million, +5%, +9% cc) sales grew across all regions driven by demand in BRAF+ adjuvant melanoma, NSCLC and tumor agnostic indications, while maintaining demand in the highly competitive BRAF+ metastatic melanoma market.
Jakavi (USD 471 million, ex-US +8%, +13% cc) sales grew across all regions, driven by strong demand in both myelofibrosis and polycythemia vera indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.

Tasigna (USD 446 million, -6%, -4% cc) sales declined across most regions due to lower demand.
Pluvicto (USD 345 million, +44%, +44% cc) sales grew mainly in the US and Europe. Pluvicto is the only radioligand therapy approved by the FDA for the treatment of adult patients with progressive, PSMA-positive metastatic castration-resistant prostate cancer, who have already been treated with other anti-cancer treatments (ARPI and taxane-based chemotherapy). Pluvicto is now on the market in several EU countries.
Lutathera (USD 175 million, +17%, +17% cc) sales grew across all regions due to increased demand. Following the presentation of Phase III NETTER-2 data at ASCO GI in January, promotion has started in the US, where the 1L population is within the current indication for Lutathera. Growth in international markets was mainly driven by Europe and Japan.
Scemblix (USD 164 million, +55%, +56% cc) sales grew across all regions, demonstrating continued high unmet need for effective and tolerable treatment options for CML patients treated with two or more tyrosine kinase inhibitors.
Kymriah (USD 113 million, -12%, -11% cc) sales declined in most markets, partly offset by strong performance in pediatric and young adult patients up to 25 years of age with B-cell acute lymphoblastic leukemia (pALL), and follicular lymphoma indication uptake ex-US.
Piqray/Vijoice (USD 120 million, -8%, -7% cc) sales declined mainly in the US, driven by higher revenue deduction adjustments.
Fabhalta (USD 22 million) continues to show encouraging early launch indicators in the US, as the first oral monotherapy for the treatment of adults with paroxysmal nocturnal hemoglobinuria (PNH).
Established BRANDS
	Q2 2024	Q2 2023	% change	% change	H1 2024	H1 2023	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Established brands
Sandostatin Group	313	331	-5	-4	668	660	1	3

Lucentis	275	395	-30	-28	589	811	-27	-26

Exforge Group	178	184	-3	1	370	370	0	3

Gilenya	138	269	-49	-47	313	501	-38	-36

Diovan Group	160	155	3	9	300	313	-4	1

Galvus Group	150	175	-14	-5	299	358	-16	-9

Contract manufacturing	271	339	-20	-19	550	714	-23	-23

Other	1 760	1 940	-9	-10	3 521	3 900	-10	-10

Total established brands	3 245	3 788	-14	-13	6 610	7 627	-13	-12

Sandostatin Group (USD 313 million, -5%, -4% cc) sales declined mainly in the US due to timing in inventory shipments.
Lucentis (USD 275 million, ex-US -30%, -28% cc) sales declined in Europe, emerging growth markets and Japan, mainly due to competition.
Exforge Group (USD 178 million, -3%, +1% cc) sales were largely stable, driven by growth (cc) in emerging growth markets.
Gilenya (USD 138 million, -49%, -47% cc) sales declined due to generic competition, mainly in the US and Europe.
Diovan Group (USD 160 million, +3%, +9% cc) sales grew mainly in emerging growth markets.
Galvus Group (USD 150 million, -14%, -5% cc) sales declined mainly in Europe.

Discontinued operations
Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars division, certain corporate activities attributable to Sandoz and certain other expenses related to the spin-off of the Sandoz business.
Second quarter
As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in the second quarter of 2024 related to discontinued operations. In the second quarter of 2023, discontinued operations net sales were USD 2.4 billion, operating income amounted to USD 113 million and net income from discontinued operations was USD 46 million. For further details see Note 3 “Significant acquisition of businesses and spin-off of Sandoz business” and Note 11 “Discontinued operations” to the condensed interim consolidated financial statements.
First half
As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in the first half 2024 related to discontinued operations. In the first half 2023, discontinued operations net sales were USD 5.0 billion, operating income amounted to USD 351 million and net income from discontinued operations was USD 190 million. For further details see Note 3 “Significant acquisition of businesses and spin-off of Sandoz business” and Note 11 “Discontinued operations” to the condensed interim consolidated financial statements.
Total Company
Second quarter
Total Company net income was USD 3.2 billion in 2024, compared to USD 2.3 billion in 2023 and basic EPS was USD 1.60 compared to USD 1.11 in the prior-year quarter. Net cash flows from operating activities for total Company amounted to USD 4.9 billion and free cash flow amounted to USD 4.6 billion.
First half
Total Company net income was USD 5.9 billion in 2024, compared to USD 4.6 billion in 2023 and basic EPS was USD 2.91 compared to USD 2.20 in the prior year. Net cash flows from operating activities for total Company amounted to USD 7.1 billion and free cash flow amounted to USD 6.7 billion.

Company Cash Flow and Balance Sheet
Cash flow
Second quarter
Net cash flows from operating activities from continuing operations amounted to USD 4.9 billion, compared with USD 3.5 billion in the prior-year quarter. This increase was mainly driven by higher net income from continuing operations adjusted for non-cash items and other adjustments, including divestment gains, and lower income taxes paid, mainly due to the timing of income tax payments.
In the prior-year quarter, net cash flows from operating activities from discontinued operations amounted to USD 0.1 billion (Q2 2024: nil).
Net cash outflows used in investing activities from continuing operations amounted to USD 3.2 billion, compared with USD 1.0 billion in the prior-year quarter.
The current-year quarter net cash outflows used in investing activities from continuing operations were mainly driven by USD 3.3 billion for acquisitions and divestments of businesses including the acquisition of Mariana Oncology for USD 1.0 billion (USD 1.1 billion, net of cash acquired USD 0.1 billion) and the acquisition of MorphoSys AG for USD 2.3 billion (USD 2.5 billion, net of cash acquired USD 0.2 billion). Cash outflows for purchases of intangible assets amounted to USD 0.5 billion and of property, plant and equipment amounted to USD 0.3 billion. These were partly offset by cash inflows of USD 0.6 billion from the sale of financial assets (including USD 0.6 billion proceeds from the sale of Sandoz Group AG shares by consolidated foundations); and by net proceeds of USD 0.2 billion from the sale of marketable securities, commodities and time deposits.
In the prior-year quarter, net cash outflows used in investing activities from continuing operations of USD 1.0 billion were driven by USD 0.7 billion for the purchases of intangible assets; USD 0.2 billion for purchases of property, plant and equipment; and USD 0.1 billion for acquisitions and divestments of businesses, net.
In the prior-year quarter, net cash outflows used in investing activities from discontinued operations amounted to USD 0.1 billion (Q2 2024: nil).
Net cash outflows used in financing activities from continuing operations amounted to USD 3.2 billion, compared with USD 3.8 billion in the prior-year quarter.
The current-year quarter net cash outflows used in financing activities from continuing operations were mainly driven by the USD 2.4 billion payment (in April 2024 when it was due) of Swiss withholding tax on the dividend payment made in the first quarter 2024. Payments for treasury share transactions resulted in a net cash outflow of USD 1.6 billion and the repayment of a US dollar bond at maturity amounted to USD 2.15 billion. These were partly offset by cash inflows from the issuance of Swiss franc denominated bonds of USD 2.5 billion (notional amount of CHF 2.2 billion) and the net increase in current financial debts of USD 0.6 billion.
In the prior-year quarter, net cash outflows used in financing activities from continuing operations of USD 3.8 billion were driven by USD 3.0 billion for treasury share transactions and USD 0.7 billion from the net decrease in current financial debts.
In the prior-year quarter, net cash inflows from financing activities from discontinued operations amounted to USD 0.1 billion (Q2 2024: nil).
Free cash flow from continuing operations amounted to USD 4.6 billion (+40% USD), compared with USD 3.3 billion in the prior-year quarter, driven by higher net cash flows from operating activities from continuing operations.
For the total Company, net cash flows from operating activities amounted to USD 4.9 billion, compared with USD 3.6 billion in the prior-year quarter and free cash flow amounted to USD 4.6 billion, compared with USD 3.3 billion in the prior-year quarter.
First half
Net cash flows from operating activities from continuing operations amounted to USD 7.1 billion, compared with USD 6.4 billion in the prior-year period. This increase was mainly driven by higher net income from continuing operations adjusted for non-cash items and other adjustments, including divestment gains, partly offset by unfavorable changes in working capital.
In the prior-year period, net cash flows from operating activities from discontinued operations amounted to USD 0.2 billion (H1 2024: nil).
Net cash outflows used in investing activities from continuing operations amounted to USD 4.1 billion, compared with USD 9.7 billion net cash inflows in the prior-year period.
The current year period, net cash outflows used in investing activities from continuing operations were mainly driven by USD 3.6 billion for acquisitions and divestments of businesses including the acquisition of Mariana Oncology for USD 1.0 billion (USD 1.1 billion, net of cash acquired USD 0.1 billion) and the acquisition of MorphoSys AG for USD 2.3 billion (USD 2.5 billion, net of cash acquired USD 0.2 billion). Cash outflows for purchases of intangible assets amounted to USD 1.4 billion; of property, plant and equipment amounted to USD 0.5 billion; and of financial assets amounted to USD 0.1 billion. These were partly offset by cash inflows of USD 0.7 billion from the sale of financial assets (including USD 0.6 billion proceeds from the sale of Sandoz Group AG shares by consolidated foundations); and by net proceeds of USD 0.7 billion from the sale of marketable securities, commodities and time deposits.
In the prior-year period, net cash inflows from investing activities from continuing operations of USD 9.7 billion were driven by the net proceeds of USD 10.9 billion from the sale of marketable securities, commodities and time deposits; USD 0.3 billion from the sale of intangible assets, financial assets and property, plant and equipment. These cash inflows were partly offset by cash outflows of USD 0.9 billion for purchases of intangible assets; USD 0.4 billion for purchases of property, plant and equipment; and USD 0.1 billion for purchases of financial assets. Acquisitions and divestments of businesses resulted in a net cash outflow of USD 0.1 billion.
In the prior-year period, net cash outflows used in investing activities from discontinued operations amounted to USD 0.2 billion (H1 2024: nil).
Net cash outflows used in financing activities from continuing operations amounted to USD 8.4 billion, compared with USD 12.8 billion in the prior-year period.
The current-year period net cash outflows used in financing activities from continuing operations were mainly driven by USD 7.6 billion for the dividend payment; USD 2.7 billion for net treasury share transactions; and the repayment of a US dollar bond at maturity of USD 2.15 billion. These were partly offset by cash inflows from the issuance of Swiss franc denominated bonds of USD 2.5 billion (notional amount of CHF 2.2 billion) and the net increase in current financial debts of USD 1.8 billion.
In the prior-year period, net cash outflows used in financing activities from continuing operations of USD 12.8 billion were mainly driven by USD 7.3 billion for the dividend payment and USD 5.7 billion for net treasury share transactions. These cash outflows were partly offset by cash inflows of USD 0.3 billion from the net increase in current financial debts.
In the prior-year period, net cash outflows used in financing activities from discontinued operations amounted to USD 0.1 billion (H1 2024: nil).
Free cash flow from continuing operations amounted to USD 6.7 billion (+11% USD), compared with USD 6.0 billion in the prior-year period driven by higher net cash flows from operating activities from continuing operations.
For the total Company, net cash flows from operating activities amounted to USD 7.1 billion, compared with USD 6.5 billion in the prior-year period and free cash flow amounted to USD 6.7 billion, compared with USD 6.0 billion in the prior-year period.
Balance sheet
Assets
Total non-current assets of USD 71.8 billion increased by USD 2.3 billion compared to December 31, 2023.
Intangible assets other than goodwill increased by USD 0.9 billion mainly due the impact of the Mariana Oncology and MorphoSys business acquisitions, partially offset by amortization, impairments and unfavorable currency translation adjustments.

Goodwill increased by USD 1.9 billion mainly due the impact of the Mariana Oncology and MorphoSys business acquisitions, partially offset by unfavorable currency translation adjustments.
Financial assets decreased by USD 0.6 billion mainly due to the sale of Sandoz AG shares by consolidated foundations. Property, plant and equipment decreased by USD 0.3 billion mainly as depreciation charges and unfavorable currency translation adjustments more than offset additions.
Other non-current assets increased by USD 0.5 billion due to the MorphoSys business acquisition. Deferred tax assets, right-of-use assets and investments in associated companies were broadly in line with December 31, 2023.
Total current assets of USD 25.7 billion decreased by USD 4.8 billion compared to December 31, 2023.
Cash and cash equivalents decreased by USD 5.5 billion mainly as cash generated through operating activities was more than offset by the USD 7.6 billion net dividend payment, USD 3.6 billion for the Mariana Oncology and MorphoSys business acquisitions, USD 1.4 billion for investments in intangible assets, and USD 2.7 billion for purchases of treasury shares, partly offset by USD 2.1 billion net proceeds from changes in financial debts.
Marketable securities, commodities, time deposits and derivative financial instruments decreased by USD 0.5 billion, mainly due to the net sales of marketable securities, commodities and time deposits and fair value adjustments on derivative financial instruments.
Trade receivables increased by USD 1.1 billion, mainly driven by the increase in net sales. Other current assets increased by USD 0.4 billion. Inventories and income tax receivables were broadly in line with December 31, 2023.
Liabilities
Total non-current liabilities of USD 28.0 billion increased by USD 1.2 billion compared to December 31, 2023.
Non-current financial debts increased by USD 1.2 billion mainly due to the issuance of Swiss franc denominated bonds of USD 2.5 billion (notional amount of CHF 2.2 billion) and financial debts acquired through the MorphoSys business acquisition of USD 0.6 billion, partly offset by the reclassification of USD 1.6 billion from non-current to current financial debts of a USD denominated bond with notional amount of USD 1.0 billion maturing in 2025 and a CHF denominated bond of notional amount of CHF 0.5 billion maturing in 2025 and favorable currency impacts.
Non-current lease liabilities, deferred tax liabilities and provisions and other non-current liabilities were broadly in line with December 31, 2023.
Total current liabilities of USD 27.6 billion increased by USD 1.2 billion compared to December 31, 2023.
Current financial debts and derivative financial instruments increased by USD 1.4 billion compared to December 31, 2023, mainly due to the issuance of commercial paper notes under the US commercial paper programs, the impact of the MorphoSys business acquisition of USD 0.3 billion, and the reclassification of USD 1.6 billion from non-current to current financial debts of a USD denominated bond with notional amount of USD 1.0 billion maturing in 2025 and a CHF denominated bond of notional amount of CHF 0.5 billion maturing in 2025, partly offset by the repayment of a US dollar bond at maturity of USD 2.15 billion.
Trade payables decreased by USD 0.8 billion. Provisions and other current liabilities increased by USD 0.6 billion mainly driven by the increase in provisions for deductions from revenue, partly offset by reductions in accruals for compensation and benefits, including social security, and restructuring provisions. Current income tax liabilities and current lease liabilities were broadly in line with December 31, 2023.
Equity
The Company’s equity decreased by USD 4.8 billion to USD 41.9 billion compared to December 31, 2023. This decrease was mainly driven by the net income of USD 5.9 billion and favorable impact from equity-based compensation of USD 0.6 billion being more than offset by the cash-dividend to Novartis AG shareholders of USD 7.6 billion, the purchase of treasury shares of USD 2.8 billion and unfavorable currency translation differences of USD 1.4 billion.

Net debt and debt/equity ratio
The Company’s liquidity amounted to USD 8.4 billion as at June 30, 2024, compared with USD 14.4 billion as at December 31, 2023. Total non-current and current financial debts, including derivatives, amounted to USD 27.2 billion as at June 30, 2024, compared with USD 24.6 billion as at December 31, 2023.
The debt/equity ratio increased to 0.65:1 as at June 30, 2024, compared with 0.53:1 as at December 31, 2023. The net debt increased to USD 18.8 billion as at June 30, 2024, compared with USD 10.2 billion as at December 31, 2023.

Innovation Review
Novartis continues to focus its R&D portfolio prioritizing high value medicines with transformative potential for patients. We now focus on ~100 projects in clinical development.
Selected Innovative Medicines approvals
Product	Active ingredient/ Descriptor	Indication	Region

Fabhalta	iptacopan	Paroxysmal nocturnal hemoglobinuria	EU, Japan and China

Lutathera	177Lu-oxodotreotide	Pediatric GEP-NETs	US

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

Kisqali	Hormone receptor-positive / human epidermal growth factor receptor 2-negative early breast cancer (adjuvant)	Q4 2023	Q3 2023

Scemblix	1L chronic myeloid leukemia	Q2 2024			– US submission and Breakthrough Therapy designation granted – Ph3 data presented at ASCO congress

Fabhalta	IgA nephropathy	Q1 2024			– US submission, priority review granted

Atrasentan	IgA nephropathy	Q2 2024			– US submission – Ph3 data presented at ERA congress

Lutathera	Gastroenteropancreatic neuroendocrine tumors, 1L in G2/3 tumors		Q2 2024

Coartem	Malaria (<5kg patients)				– Submission using MAGHP procedure in Switzerland to facilitate rapid approvals in developing countries

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

Aimovig	Migraine, pediatrics	≥2027	3

AVXS-101 (OAV101)	Spinal muscular atrophy (IT formulation)	2025	3

Beovu	Diabetic retinopathy	2025	3

CFZ533 (iscalimab)	Sjögren's syndrome	≥2027	2

Cosentyx	Giant cell arteritis	2025	3

	Polymyalgia rheumatica	2026	3

	Rotator cuff tendinopathy		3	– Project discontinued to prioritize other key programs in portfolio

DAK539 (pelabresib)	Myelofibrosis		3	– Morphosys aquisition

FUB523 (zigakibart)	IgA nephropathy	≥2027	3

JDQ443 (opnurasib)	Non-small cell lung cancer (mono/combos)		3	– Project discontinued to prioritize other key programs in portfolio

KAE609 (cipargamin)	Malaria, uncomplicated	≥2027	2

	Malaria, severe	≥2027	2

KLU156 (ganaplacide + lumefantrine)	Malaria, uncomplicated	2026	3	– FDA Orphan Drug designation – FDA Fast Track designation

Leqvio	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	≥2027	3

	Primary prevention CVRR	≥2027	3

LNA043	Osteoarthritis	≥2027	2	– FDA Fast Track designation

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

LNP023 (iptacopan)	C3 glomerulopathy	2024	3
– EU Orphan Drug designation
– EU PRIME designation
– FDA Rare Pediatric designation
– China Breakthrough Therapy designation
– FDA Breakthrough Therapy designation
– Ph3 data presented at ERA congress

	IC-MPGN	≥2027	3

	Atypical haemolytic uraemic syndrome	≥2027	3

	Myasthenia gravis	≥2027	3	– Ph3 started

LOU064 (remibrutinib)	Chronic spontaneous urticaria	2025	3	– Updated CMC package, filing now anticipated in 2025 – Ph3 52-week data presented at EAACI

	Multiple sclerosis	≥2027	3

	CINDU	≥2027	3

177Lu-NeoB	Multiple solid tumors	≥2027	1

LXE408	Visceral leishmaniasis	≥2027	2

Pluvicto	Metastatic castration-resistant prostate cancer, pre-taxane	2024	3

	Metastatic hormone sensitive prostate cancer	2025	3	– Event-driven trial

	Oligometastatic prostate cancer	≥2027	3

QGE031 (ligelizumab)	Food allergy	≥2027	3

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2025	3	– FDA Fast Track designation – China Breakthrough Therapy designation

VAY736 (ianalumab)	Auto-immune hepatitis	≥2027	2	– FDA Fast Track designation

	Sjögren’s syndrome	2026	3	– FDA Fast Track designation

	Lupus nephritis	≥2027	3

	Systemic lupus erythematosus	≥2027	3

	1L immune thrombocytopenia	≥2027	3	– Adjusted submission timeline due to slower recruitment progress

	2L immune thrombocytopenia	≥2027	3	– Adjusted submission timeline due to slower recruitment progress

	Warm autoimmune hemolytic anemia	≥2027	3	– Adjusted submission timeline due to slower recruitment progress

Vijoyce	Lymphatic malformations	≥2027	3	– US, EU Orphan Drug designation

XXB750	Hypertension	≥2027	2

YTB323	Severe refractory lupus nephritis / Systemic lupus erythematosus	≥2027	2

	1L high-risk large B-cell lymphoma	≥2027	2

Condensed Interim Consolidated Financial Statements

Consolidated income statements
Second quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q2 2024	Q2 2023

Net sales from continuing operations	9	12 512	11 437

Other revenues	9	360	308

Cost of goods sold		-3 173	-3 342

Gross profit from continuing operations		9 699	8 403

Selling, general and administration		-3 091	-3 091

Research and development		-2 367	-2 304

Other income		273	135

Other expense		-500	-336

Operating income from continuing operations		4 014	2 807

Loss from associated companies		-2	-2

Interest expense		-246	-216

Other financial income and expense		75	85

Income before taxes from continuing operations		3 841	2 674

Income taxes		-595	-403

Net income from continuing operations		3 246	2 271

Net income from discontinued operations	11		46

Net income		3 246	2 317

Attributable to:
Shareholders of Novartis AG		3 246	2 316

Non-controlling interests		0	1

Weighted average number of shares outstanding – Basic (million)		2 033	2 083

Basic earnings per share from continuing operations (USD) [1]		1.60	1.09

Basic earnings per share from discontinued operations (USD) [1]			0.02

Total basic earnings per share (USD) [1]		1.60	1.11

Weighted average number of shares outstanding – Diluted (million)		2 046	2 095

Diluted earnings per share from continuing operations (USD) [1]		1.59	1.09

Diluted earnings per share from discontinued operations (USD) [1]			0.02

Total diluted earnings per share (USD) [1]		1.59	1.11

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated income statements
First half (unaudited)
(USD millions unless indicated otherwise)	Note	H1 2024	H1 2023

Net sales from continuing operations	9	24 341	22 235

Other revenues	9	651	557

Cost of goods sold		-6 269	-6 333

Gross profit from continuing operations		18 723	16 459

Selling, general and administration		-5 931	-5 982

Research and development		-4 788	-4 879

Other income		522	1 098

Other expense		-1 139	-1 271

Operating income from continuing operations		7 387	5 425

Loss from associated companies		-31	-4

Interest expense		-467	-416

Other financial income and expense		81	189

Income before taxes from continuing operations		6 970	5 194

Income taxes		-1 036	-773

Net income from continuing operations		5 934	4 421

Net income from discontinued operations	11		190

Net income		5 934	4 611

Attributable to:
Shareholders of Novartis AG		5 934	4 609

Non-controlling interests		0	2

Weighted average number of shares outstanding – Basic (million)		2 038	2 097

Basic earnings per share from continuing operations (USD) [1]		2.91	2.12

Basic earnings per share from discontinued operations (USD) [1]			0.08

Total basic earnings per share (USD) [1]		2.91	2.20

Weighted average number of shares outstanding – Diluted (million)		2 052	2 109

Diluted earnings per share from continuing operations (USD) [1]		2.89	2.10

Diluted earnings per share from discontinued operations (USD) [1]			0.09

Total diluted earnings per share (USD) [1]		2.89	2.19

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of comprehensive income
Second quarter (unaudited)
(USD millions)	Q2 2024	Q2 2023

Net income	3 246	2 317

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Net investment hedge, net of taxes	14	6

Currency translation effects, net of taxes	40	216

Total of items that are or may be recycled	54	222

Items that will never be recycled into the consolidated income statement

Actuarial gains/(losses) from defined benefit plans, net of taxes	57	-1

Fair value adjustments on equity securities, net of taxes	94	-2

Total of items that will never be recycled	151	-3

Total other comprehensive income	205	219

Total comprehensive income	3 451	2 536

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG	3 453	2 535

Continuing operations	3 453	2 502

Discontinued operations		33

Non-controlling interests	-2	1

The accompanying Notes form an integral part of the condensed interim consolidated financial statements
First half (unaudited)
(USD millions)	H1 2024	H1 2023

Net income	5 934	4 611

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Net investment hedge, net of taxes	51	-29

Currency translation effects, net of taxes	-1 364	522

Total of items that are or may be recycled	-1 313	493

Items that will never be recycled into the consolidated income statement

Actuarial gains/(losses) from defined benefit plans, net of taxes	136	-59

Fair value adjustments on equity securities, net of taxes	119	-46

Total of items that will never be recycled	255	-105

Total other comprehensive income	-1 058	388

Total comprehensive income	4 876	4 999

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG	4 880	4 996

Continuing operations	4 880	4 761

Discontinued operations		235

Non-controlling interests	-4	3

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated balance sheets
(USD millions)	Jun 30, 2024 (unaudited)	Dec 31, 2023 (audited)

Assets
Non-current assets
Property, plant and equipment	9 254	9 514

Right-of-use assets	1 368	1 410

Goodwill	25 234	23 341

Intangible assets other than goodwill	27 775	26 879

Investments in associated companies	103	205

Deferred tax assets	4 400	4 309

Financial assets	2 023	2 607

Other non-current assets	1 655	1 199

Total non-current assets	71 812	69 464

Current assets
Inventories	5 747	5 913

Trade receivables	8 228	7 107

Income tax receivables	252	426

Marketable securities, commodities, time deposits and derivative financial instruments	532	1 035

Cash and cash equivalents	7 903	13 393

Other current assets	3 031	2 607

Total current assets	25 693	30 481

Total assets	97 505	99 945

Equity and liabilities
Equity
Share capital	793	825

Treasury shares	-25	-41

Reserves	40 965	45 883

Equity attributable to Novartis AG shareholders	41 733	46 667

Non-controlling interests	169	83

Total equity	41 902	46 750

Liabilities
Non-current liabilities
Financial debts	19 663	18 436

Lease liabilities	1 560	1 598

Deferred tax liabilities	2 456	2 248

Provisions and other non-current liabilities	4 312	4 523

Total non-current liabilities	27 991	26 805

Current liabilities
Trade payables	4 146	4 926

Financial debts and derivative financial instruments	7 532	6 175

Lease liabilities	232	230

Current income tax liabilities	1 919	1 893

Provisions and other current liabilities	13 783	13 166

Total current liabilities	27 612	26 390

Total liabilities	55 603	53 195

Total equity and liabilities	97 505	99 945

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity
Second quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at April 1, 2024		793	-17	43 834	-4 935	39 675	81	39 756

Net income				3 246		3 246	0	3 246

Other comprehensive income					207	207	-2	205

Total comprehensive income				3 246	207	3 453	-2	3 451

Purchase of treasury shares			-9	-1 663		-1 672		-1 672

Exercise of options and employee transactions				-1		-1		-1

Equity-based compensation			1	267		268		268

Shares delivered to Sandoz employees as a result of the Sandoz spin-off				2		2		2

Taxes on treasury share transactions				-12		-12		-12

Fair value adjustments on financial assets sold				143	-143

Impact of change in ownership of consolidated entities				-28		-28	90	62

Other movements	4.3			48		48		48

Total of other equity movements			-8	-1 244	-143	-1 395	90	-1 305

Total equity at June 30, 2024		793	-25	45 836	-4 871	41 733	169	41 902

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at April 1, 2023		842	-36	56 089	-4 836	52 059	83	52 142

Net income				2 316		2 316	1	2 317

Other comprehensive income					219	219	0	219

Total comprehensive income				2 316	219	2 535	1	2 536

Purchase of treasury shares			-17	-2 994		-3 011		-3 011

Equity-based compensation			1	241		242		242

Fair value adjustments on financial assets sold				8	-8

Other movements	4.3			22		22		22

Total of other equity movements			-16	-2 723	-8	-2 747		-2 747

Total equity at June 30, 2023		842	-52	55 682	-4 625	51 847	84	51 931

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity
First half (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2024		825	-41	49 649	-3 766	46 667	83	46 750

Net income				5 934		5 934	0	5 934

Other comprehensive income					-1 054	-1 054	-4	-1 058

Total comprehensive income				5 934	-1 054	4 880	-4	4 876

Dividends	4.1			-7 624		-7 624		-7 624

Purchase of treasury shares			-15	-2 798		-2 813		-2 813

Reduction of share capital	4.2	-32	26	6

Exercise of options and employee transactions				-35		-35		-35

Equity-based compensation			5	547		552		552

Shares delivered to Sandoz employees as a result of the Sandoz spin-off				12		12		12

Taxes on treasury share transactions				8		8		8

Fair value adjustments on financial assets sold				51	-51

Impact of change in ownership of consolidated entities				-28		-28	90	62

Other movements	4.3			114		114		114

Total of other equity movements		-32	16	-9 747	-51	-9 814	90	-9 724

Total equity at June 30, 2024		793	-25	45 836	-4 871	41 733	169	41 902

The accompanying Notes form an integral part of the condensed interim consolidated financial statements
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2023		890	-92	63 540	-4 996	59 342	81	59 423

Net income				4 609		4 609	2	4 611

Other comprehensive income					387	387	1	388

Total comprehensive income				4 609	387	4 996	3	4 999

Dividends				-7 255		-7 255		-7 255

Purchase of treasury shares			-35	-5 853		-5 888		-5 888

Reduction of share capital		-48	68	-20

Exercise of options and employee transactions			2	151		153		153

Equity-based compensation			5	428		433		433

Taxes on treasury share transactions				8		8		8

Fair value adjustments on financial assets sold				16	-16

Other movements	4.3			58		58		58

Total of other equity movements		-48	40	-12 467	-16	-12 491		-12 491

Total equity at June 30, 2023		842	-52	55 682	-4 625	51 847	84	51 931

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows
Second quarter (unaudited)
(USD millions)	Note	Q2 2024	Q2 2023

Net income from continuing operations		3 246	2 271

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	6.1	2 400	2 567

Dividends received from associated companies and others		1

Interest received		71	117

Interest paid		-255	-220

Change in other financial receipts			-53

Change in other financial payments		-65	-4

Income taxes paid	6.2	-473	-973

Net cash flows from operating activities from continuing operations before working capital and provision changes		4 925	3 705

Payments out of provisions and other net cash movements in non-current liabilities		-288	-243

Change in net current assets and other operating cash flow items	6.3	238	55

Net cash flows from operating activities from continuing operations		4 875	3 517

Net cash flows from operating activities from discontinued operations			59

Total net cash flows from operating activities		4 875	3 576

Purchases of property, plant and equipment		-260	-225

Proceeds from sale of property, plant and equipment		37	4

Purchases of intangible assets		-468	-673

Proceeds from sale of intangible assets		20

Purchases of financial assets		-45	-26

Proceeds from sale of financial assets		647	47

Divestments and acquisitions of interests in associated companies, net		-12	-2

Acquisitions and divestments of businesses, net	6.4	-3 319	-84

Purchases of marketable securities, commodities and time deposits		-237	-4

Proceeds from sale of marketable securities, commodities and time deposits		430	3

Net cash flows used in investing activities from continuing operations		-3 207	-960

Net cash flows used in investing activities from discontinued operations			-93

Total net cash flows used in investing activities		-3 207	-1 053

Dividends paid to shareholders of Novartis AG	4.1	-2 417

Purchases of treasury shares		-1 616	-2 957

Proceeds from exercised options and other treasury share transactions, net		25

Increase in non-current financial debts		2 473

Repayments of the current portion of non-current financial debts		-2 150

Change in current financial debts		569	-709

Payments of lease liabilities		-59	-65

Payments from changes in ownership interests in consolidated subsidiaries		-47

Other financing cash flows, net		22	-35

Net cash flows used in financing activities from continuing operations		-3 200	-3 766

Net cash flows from financing activities from discontinued operations			129

Total net cash flows used in financing activities		-3 200	-3 637

Net change in cash and cash equivalents before effect of exchange rate changes		-1 532	-1 114

Effect of exchange rate changes on cash and cash equivalents		-34	-1

Net change in cash and cash equivalents		-1 566	-1 115

Cash and cash equivalents at April 1		9 469	12 000

Cash and cash equivalents at June 30		7 903	10 885

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows
First half (unaudited)
(USD millions)	Note	H1 2024	H1 2023

Net income from continuing operations		5 934	4 421

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	6.1	4 897	5 249

Dividends received from associated companies and others		1	1

Interest received		235	373

Interest paid		-402	-335

Other financial receipts			27

Other financial payments		-94	-10

Income taxes paid	6.2	-1 049	-1 268

Net cash flows from operating activities from continuing operations before working capital and provision changes		9 522	8 458

Payments out of provisions and other net cash movements in non-current liabilities		-631	-926

Change in net current assets and other operating cash flow items	6.3	-1 751	-1 163

Net cash flows from operating activities from continuing operations		7 140	6 369

Net cash flows from operating activities from discontinued operations			164

Total net cash flows from operating activities		7 140	6 533

Purchases of property, plant and equipment		-487	-393

Proceeds from sale of property, plant and equipment		38	22

Purchases of intangible assets		-1 397	-894

Proceeds from sale of intangible assets		20	130

Purchases of financial assets		-92	-66

Proceeds from sale of financial assets		710	110

Divestments and acquisitions of interests in associated companies, net		4	-5

Acquisitions and divestments of businesses, net	6.4	-3 598	-107

Purchases of marketable securities, commodities and time deposits		-240	-69

Proceeds from sale of marketable securities, commodities and time deposits		936	11 017

Net cash flows (used in)/from investing activities from continuing operations		-4 106	9 745

Net cash flows used in investing activities from discontinued operations			-177

Total net cash flows (used in)/from investing activities		-4 106	9 568

Dividends paid to shareholders of Novartis AG	4.1	-7 624	-7 255

Purchases of treasury shares		-2 715	-5 843

Proceeds from exercised options and other treasury share transactions, net		25	159

Increase in non-current financial debts		2 473

Repayments of the current portion of non-current financial debts		-2 150

Change in current financial debts		1 789	290

Payments of lease liabilities		-126	-131

Payments from changes in ownership interests in consolidated subsidiaries		-47

Other financing cash flows, net		11	18

Net cash flows used in financing activities from continuing operations		-8 364	-12 762

Net cash flows used in financing activities from discontinued operations			-77

Total net cash flows used in financing activities		-8 364	-12 839

Net change in cash and cash equivalents before effect of exchange rate changes		-5 330	3 262

Effect of exchange rate changes on cash and cash equivalents		-160	106

Net change in cash and cash equivalents		-5 490	3 368

Cash and cash equivalents at January 1		13 393	7 517

Cash and cash equivalents at June 30		7 903	10 885

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements for the three month and six month period ended June 30, 2024 (unaudited)

1. Basis of preparation
The consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (IFRS®) Accounting Standards as issued by the International Accounting Standards Board. They are prepared in accordance with the historical cost convention, except for items that are required to be accounted for at fair value. These Condensed Interim Consolidated Financial Statements for the three month and six month period ended June 30, 2024, were prepared in accordance with International Accounting Standards (IAS®) Standards 34 Interim Financial Reporting and accounting policies set out in the 2023 Annual Report published on January 31, 2024.
At the Novartis AG Extraordinary General Meeting, held on September 15, 2023, our shareholders approved the spin-off of the Sandoz business. Following the shareholder approval IFRS Accounting Standards required the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off (the “Sandoz business”) to be reported as discontinued operations in the consolidated financial statements. As a result, the Sandoz business has been presented as discontinued operations in the condensed interim consolidated financial statements. This requires the three month and six month period ended June 30, 2023, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows to present separately continuing operations from discontinued operations.
For further information and disclosures, refer to Note 3 and Note 11.
2. Accounting policies
The Company’s accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2023 Annual Report and conform with IFRS Accounting Standards as issued by the International Accounting Standards Board.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, which affect the reported amounts of revenues, expenses, assets, liabilities and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2023 Annual Report, goodwill, and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Company’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Company’s results of operations and financial condition.
The Company’s activities are not subject to significant seasonal fluctuations.
Status of adoption of significant new or amended IFRS standards or interpretations
No new IFRS Accounting Standards were adopted by the Company in 2024. In addition, new IFRS Accounting Standards amendments or interpretations that became effective in 2024 did not have a material impact on the Company’s consolidated financial statements.
Based on the Company’s assessment, there are no IFRS Accounting Standards, amendments or interpretations not yet effective in 2024 that would be expected to have a material impact on the Company’s consolidated financial statements.
In the second quarter of 2024, the following new IFRS Accounting Standard, which is not yet effective, was issued by the International Accounting Standards Board:

IFRS 18 Presentation and Disclosures in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements was issued by the International Accounting Standards Board in April 2024. IFRS 18 is effective on January 1, 2027, and is required to be applied retrospectively to comparative periods presented, with early adoption permitted. IFRS 18, upon adoption replaces IAS Standards 1 - Presentation of Financial Statements.
IFRS 18 sets out new requirements focused on improving financial reporting by:
• requiring additional defined structure to the statement of profit or loss (i.e. consolidated statement of income), to reduce diversity in the reporting, by requiring five categories (operating, investing, financing, income taxes and discontinued operations) and defined subtotals and totals (operating income, income before financing, income taxes and net income),
• requiring disclosures in the notes to the financial statements about management-defined performance measures (i.e. non-IFRS measures), and
• adding new principles for aggregation and disaggregation of information in the primary financial statements and notes.
IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’, due to the classification of certain income and expense items between the five categories of the consolidated income statement. It might also change what an entity reports as operating activities, investing activities and financing activities within the statement of cash flows, due to the change in classification of certain cash flow items between these three categories of the cash flows statement. Novartis is currently assessing the impact of adopting IFRS 18.
3. Significant acquisitions of businesses and spin-off of Sandoz business
The Company applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant acquisitions of businesses – 2024
Acquisition of Mariana Oncology
On May 2, 2024, Novartis acquired Mariana Oncology, a preclinical-stage US based biotechnology company focused on developing novel radioligand therapies (RLTs) with a portfolio of RLT programs across a range of solid tumor indications.
The purchase price consisted of a cash payment of USD 1.1 billion and potential additional milestones of up to USD 0.8 billion, which the Mariana Oncology shareholders are eligible to receive upon the achievement of speciﬁed milestones.
The fair value of the total purchase consideration was USD 1.3 billion, consisting of a cash payment of USD 1.1 billion and the fair value of contingent consideration of USD 0.2 billion. The preliminary purchase price allocation resulted in net identiﬁable assets of USD 0.7 billion, consisting primarily of IPR&D intangible assets of USD 0.3 billion, other intangible assets (scientific infrastructure) of USD 0.4 billion, cash and cash equivalents of USD 0.1 billion and net deferred tax liabilities of USD 0.1 billion. Goodwill amounted to USD 0.6 billion.
The results of operations since the date of acquisition were not material.
Acquisition of MorphoSys AG
On February 5, 2024, Novartis entered into an agreement to acquire MorphoSys AG (MorphoSys), a Germany-based, global biopharmaceutical company developing innovative medicines in oncology. The acquisition of MorphoSys adds to our oncology pipeline pelabresib, a late-stage BET inhibitor for myelofibrosis and tulmimetostat, an early-stage investigational dual inhibitor of EZH2 and EZH1 for solid tumors or lymphomasis.
On April 11, 2024, Novartis, through a subsidiary, commenced a voluntary public takeover offer (the “Offer”) to acquire all outstanding shares of MorphoSys for EUR 68 per share, representing a total consideration of approximately EUR 2.6 billion in cash on a fully diluted basis. The settlement of the Offer was conditional on a minimum acceptance threshold of 65 percent of MorphoSys outstanding shares.
Novartis purchased during the Offer acceptance period MorphoSys shares on the market for a total amount of EUR 0.3 billion (USD 0.3 billion). The closing conditions of the Offer, including the minimum acceptance threshold of 65 percent were fulfilled by the end of the Offer acceptance period, and the acquisition of MorphoSys closed on May 23, 2024, with the settlement payment amounting to EUR 1.7 billion (USD 1.9 billion) to the MorphoSys shareholders for their tendered shares. Subsequent to May 23, 2024, Novartis acquired additional MorphoSys outstanding shares through the Germany statutory two-week extension period of the Offer (ending on May 30, 2024) for EUR 0.3 billion (USD 0.3 billion). As a result, as at May 30, 2024, Novartis held 89.7 percent of the total outstanding share capital of MorphoSys. Total cash paid for the MorphoSys shares purchased by Novartis through to the end of the statutory two-week extension period of the Offer amounted to EUR 2.3 billion (USD 2.5 billion). Non-controlling interests represented 10.3 percent of MorphoSys outstanding shares amounting to USD 0.1 billion and were recognized in equity.
In June 2024, Novartis purchased outside the Offer an additional 1.7 percent of MorphoSys shares for EUR 44 million (USD 47 million). As a result, at June 30, 2024, non-controlling interests in equity were reduced by USD 17 million and Novartis held approximately 91.4 percent of outstanding MorphoSys shares and non-controlling interests represented approximately 8.6 percent of the outstanding MorphoSys shares.
On July 4, 2024, Novartis filed a public delisting purchase offer to delist the MorphoSys shares admitted to trading on regulated markets and acquire all MorphoSys AG shares and ADS not held directly by Novartis.
The purchase price allocation is preliminary pending primarily the outcome of Novartis analysis of certain clinical trial data readouts that became available prior to the closing date. The fair value of the total purchase consideration for the 89.7 percent stake was USD 2.5 billion (including cash acquired). The preliminary purchase price allocation resulted in net identifiable assets of USD 1.0 billion, consisting primarily of IPR&D intangible assets of USD 1.1 billion, financial investments and other receivables of USD 0.6 billion, marketable securities of USD 0.4 billion, cash and cash equivalents of USD 0.2 billion, financial debt to third parties of USD 0.9 billion, net deferred tax liabilities of USD 0.1 billion, and other net liabilities of USD 0.2 billion. Non-controlling interests amounted USD 0.1 billion, which were recognized at the non-controlling interest’s proportionate share of MorphoSys identifiable net assets. Goodwill amounted to USD 1.6 billion. The finalization of the preliminary purchase price allocation may lead to a change to the allocation between the identifiable assets, mainly intangible assets - IPR&D and net deferred taxes, and goodwill.
The results of operations since the date of acquisition were not material.
Significant acquisitions of businesses – 2023
Acquisition of DTx Pharma Inc.
In the second quarter of 2023, Novartis entered into an agreement to acquire all outstanding shares of DTx Pharma Inc. (DTx), a US based, pre-clinical stage biotechnology company focused on leveraging its proprietary FALCON platform to develop siRNA therapies for neuroscience indications. DTx’s lead program, DTx-1252 targets the root cause of CMT1A—the overexpression of PMP22, a protein that causes the myelin sheath that supports and insulates nerves in the peripheral nervous system to function abnormally. The transaction also includes two additional pre-clinical programs for other neuroscience indications. The transaction closed on July 14, 2023.
The purchase price consisted of a cash payment of USD 0.6 billion and potential additional milestones of up to USD 0.5 billion, which the DTx shareholders are eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was USD 0.6 billion. The amount consisted of a cash payment of USD 0.6 billion and the fair value of contingent consideration of USD 30 million, which DTx shareholders are eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 0.4 billion, consisting primarily of IPR&D intangible assets of USD 0.4 billion, cash of USD 0.1 billion and net deferred tax liabilities of USD 0.1 billion. Goodwill amounted to USD 0.2 billion.
The 2023 results of operations since the date of acquisition were not material.
Acquisition of Chinook Therapeutics, Inc.
On June 12, 2023, Novartis entered into an agreement to acquire all outstanding shares of Chinook Therapeutics, Inc. (Chinook Therapeutics), a US based clinical stage biopharmaceutical company with two late-stage medicines in development for rare, severe chronic kidney diseases. The acquisition closed on August 11, 2023.
The purchase price consisted of a cash payment of USD 3.2 billion and potential additional payments of up to USD 0.3 billion, which Chinook Therapeutics shareholders are eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was USD 3.3 billion. The amount consisted of an upfront cash payment of USD 3.2 billion and the fair value of contingent consideration of USD 0.1 billion, which Chinook Therapeutics shareholders are eligible to receive upon achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 2.4 billion, consisting primarily of IPR&D intangible assets of USD 2.5 billion, net deferred tax liabilities of USD 0.4 billion and other net assets of USD 0.3 billion, including cash of USD 0.1 billion. Goodwill amounted to USD 0.9 billion.
The 2023 results of operations since the date of acquisition were not material.
Fair value of assets and liabilities arising from acquisitions of businesses
The following table presents the fair value of the assets and liabilities acquired through acquisitions of business and the total purchase consideration for the first half of 2024, and for the year ended December 31, 2023:

(USD millions)	Jun 30, 2024	Dec 31, 2023

Property, plant and equipment	23	18

Right-of-use assets	32	16

In-process research and development	1 746	2 931

Other intangible assets [1]	419	15

Deferred tax assets	315	34

Non-current financial and other assets	421	164

Trade receivable and financial and other current assets	658	183

Cash and cash equivalents	236	226

Deferred tax liabilities	-600	-474

Current and non-current financial debts	-905

Current and non-current lease liabilities	-41	-51

Trade payables and other liabilities	-289	-231

Net identifiable assets acquired	2 015	2 831

Non-controlling interests	-108

Goodwill	2 198	1 094

Total purchase consideration for acquisitions of businesses	4 105	3 925

[1] Other intangible assets represent technologies (scientific infrastructure).
The significant business acquisitions in the first half of 2024 were of MorphoSys and Mariana Oncology, both in the second quarter of 2024. The goodwill arising out of the first half of 2024 acquisitions is not tax deductible and it is attributable to the synergies, accounting for deferred tax liabilities on acquired assets, and the assembled workforce, and in addition for MorphoSys the relief from royalties.
In 2023, the significant business acquisitions were the acquisition of DTx Pharma and Chinook Therapeutics. There were no significant acquisitions of businesses in the first half of 2023. The goodwill arising out of these acquisitions is attributable to the synergies, the accounting for deferred tax liabilities on the acquired assets and the assembled workforce. In 2023, no goodwill was tax deductible.
Spin-off of Sandoz business – 2023
Completion of the spin-off of the Sandoz business through a dividend in kind distribution to Novartis AG shareholders
On July 18, 2023, Novartis announced that its Board of Directors had unanimously endorsed the proposed separation of the Sandoz business to create an independent company by way of a spin-off and to seek shareholder approval for the spin-off of the Sandoz business into a separately traded standalone company, following the complete structural separation of the Sandoz business into a standalone company (the Sandoz business or Sandoz Group AG) and subject to the satisfaction of certain conditions and Novartis AG shareholder approval.
At the EGM held on September 15, 2023, Novartis AG shareholders approved a special distribution by way of a dividend in kind to effect the spin-off of Sandoz Group AG, subject to the completion of certain conditions precedent to the distribution. Upon shareholder approval, the Sandoz business was reported as discontinued operations and the distribution liability was recognized at its fair value, which exceeded the carrying value of the Sandoz business net assets.
The conditions precedent to the spin-off were met and on October 3, 2023 the spin-off of the Sandoz business was effected by way of a distribution of a dividend in kind of Sandoz Group AG shares to Novartis AG shareholders and American Depositary Receipt (ADR) holders (the Distribution). Through the Distribution, each Novartis AG shareholder received 1 Sandoz Group AG share for every 5 Novartis AG shares and each Novartis ADR holder received 1 Sandoz ADR for every 5 Novartis ADR that they held at the close of business on October 3, 2023. As of October 4, 2023, the shares of Sandoz Group AG have been listed on the SIX Swiss Exchange (SIX) under the stock symbol “SDZ”.
On September 18, 2023, the Sandoz business entered into financing arrangements with a group of banks under which on September 28, 2023, it borrowed a total amount of USD 3.3 billion. These borrowings consisted of a bridge loan in EUR (EUR 2.4 billion) and term loans in EUR (EUR 0.2 billion) and USD (USD 0.5 billion). In addition, the Sandoz business borrowed approximately USD 0.4 billion under a number of local bilateral facilities in different countries. This resulted in a total gross debt of USD 3.7 billion. These outstanding borrowings of the Sandoz business legal entities were recognized in the September 30, 2023 consolidated balance sheet within Liabilities related to discontinued operations and within financing activities cash flows from discontinued operations. Prior to the Distribution on October 3, 2023, Sandoz business legal entities paid approximately USD 3.3 billion in cash to Novartis and its affiliates through a series of intercompany transactions.
At the Distribution date on October 3, 2023, the dividend in kind distribution liability to effect the Distribution (spin-off) of the Sandoz business amounted to USD 14.0 billion, measured by reference to the October 4, 2023 opening Sandoz Group AG share price and applying a control premium. The dividend in kind distribution liability was recorded as a reduction to equity (retained earnings) and remained in excess of the then carrying value of the Sandoz business net assets, which amounted to USD 8.6 billion.
Certain consolidated foundations own Novartis AG dividend-bearing shares that restricts their availability for use by Novartis. These Novartis AG shares are accounted for as treasury shares. Through the Distribution, these foundations received Sandoz Group AG shares representing an approximate 4.31% equity interest in Sandoz Group AG. Upon the loss of control of Sandoz Group AG through the Distribution on October 3, 2023, the financial investment in Sandoz Group AG was recognized at its initial fair value based on the opening traded share price of Sandoz Group AG on October 4, 2023 (a Level 1 hierarchy valuation). At initial recognition, on October 4, 2023, the Sandoz Group AG financial investment had a fair value of USD 0.5 billion, and was reported in the fourth quarter of 2023 on the consolidated balance sheet as a financial asset. Management has designated this investment at fair value through other comprehensive income.
The total non-taxable, non-cash gain recognized at the Distribution date of the spin-off of the Sandoz business amounted to USD 5.9 billion, which consists of:
(USD millions)	Oct 3, 2023

Net assets derecognized	-8 647

Derecognition of distribution liability	13 962

Difference between net assets and distribution liability	5 315

Recognition of Sandoz Group AG shares obtained through consolidated foundations	492

Currency translation gains recycled into the consolidated income statement	357

Transaction costs and other items recognized in the consolidated income statement	-304

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	5 860

For additional disclosures on discontinued operations, refer to Note 11.
4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	Note	2024	2023	H1 2024	H1 2023

Balance at beginning of year		2 044.0	2 119.6	46 667	59 342

Shares acquired to be canceled		-26.7	-61.3	-2 698	-5 767

Other share purchases		-1.1	-1.3	-115	-121

Exercise of options and employee transactions		0.0	2.8	-35	153

Equity-based compensation		8.3	8.5	552	433

Shares delivered to Sandoz employees as a result of the Sandoz spin-off		0.1		12

Taxes on treasury share transactions				8	8

Dividends	4.1			-7 624	-7 255

Net income of the period attributable to shareholders of Novartis AG				5 934	4 609

Other comprehensive income attributable to shareholders of Novartis AG				-1 054	387

Impact of change in ownership of consolidated entities				-28

Other movements	4.3			114	58

Balance at June 30		2 024.6	2 068.3	41 733	51 847

4.1. The gross dividend to shareholders of Novartis AG amounted to USD 7.6 billion. The net dividend payment to Novartis AG shareholders paid in March 2024 amounted to USD 5.2 billion. The USD 2.4 billion Swiss withholding tax on the gross dividend was paid at its due date in April 2024.
4.2. In December 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. The arrangement was updated in July 2022, December 2022, and May 2023, and concluded in June 2023.
In June 2023, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase 11.7 million Novartis shares on the second trading line, which concluded in July 2023.
In July 2023, Novartis entered into a new irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its new up-to USD 15.0 billion share buyback.
In June 2024, Novartis amended the arrangement to repurchase an additional 8.7 million Novartis shares on the second trading line to mitigate deliveries under employee participation programs. Novartis is able to cancel this arrangement but may be subject to a 90-day waiting period under certain conditions. As of June 30, 2024, and December 31, 2023, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of June 30, 2024, and December 31, 2023.

4.3. Other movements include, for subsidiaries in hyper-inflationary economies, the impact of the application of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies.”
5. Financial instruments
Fair value by hierarchy
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of June 30, 2024, and December 31, 2023. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2023 Annual Report, published on January 31, 2024.

	Level 1		Level 2		Level 3		Total

(USD millions)	Jun 30, 2024	Dec 31, 2023	Jun 30, 2024	Dec 31, 2023	Jun 30, 2024	Dec 31, 2023	Jun 30, 2024	Dec 31, 2023

Financial assets
Cash and cash equivalents
Debt securities	50	50					50	50

Total cash and cash equivalents at fair value	50	50					50	50

Marketable securities
Fund investments	405						405

Derivative financial instruments			60	355			60	355

Total marketable securities and derivative financial instruments at fair value	405		60	355			465	355

Current contingent consideration receivables					90	65	90	65

Current fund investments and equity securities	34	94			22	31	56	125

Long-term financial investments
Debt and equity securities	275	796	7	20	642	616	924	1 432

Fund investments	12	7			191	183	203	190

Non-current contingent consideration receivables					501	553	501	553

Total long-term financial investments at fair value	287	803	7	20	1 334	1 352	1 628	2 175

Associated companies at fair value through profit or loss					101	101	101	101

Financial liabilities
Current contingent consideration liabilities					-154	-14	-154	-14

Current other financial liabilities						-88		-88

Derivative financial instruments			-54	-91			-54	-91

Total current financial liabilities at fair value			-54	-91	-154	-102	-208	-193

Non-current contingent consideration liabilities					-546	-389	-546	-389

In the first half of 2024, there was one transfer of equity securities from Level 3 to Level 1 for USD 3 million due to Initial Public Offering.
The fair value of straight bonds amounted to USD 19.4 billion at June 30, 2024 (USD 19.2 billion at December 31, 2023) compared with the carrying amount of USD 21.1 billion at June 30, 2024 (USD 20.6 billion at December 31, 2023). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.
The carrying amount of financial assets included in the line total long-term financial investments at fair value of USD 1.6 billion at June 30, 2024 (USD 2.2 billion at December 31, 2023) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of financial assets included in the line current fund investments and equity securities of USD 56 million at June 30, 2024 (USD 125 million at December 31, 2023) is included in the line “Other current assets” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities of USD 0.5 billion at June 30, 2024 (USD 0.4 billion at December 31, 2023) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheets.
In the second quarter of 2024, consolidated foundations investments in Sandoz AG shares with a fair value of USD 449 million were sold, and the USD 144 million gain on disposal was transferred from other comprehensive income to retained earnings. The fair value of the investment in Sandoz Group AG amounted to USD 61 million at June 30, 2024 (December 31, 2023: USD 595 million) and was sold in the first days of July 2024.
The Company’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.
6. Details to the consolidated statements of cash flows
6.1. Non-cash items and other adjustments from continuing operations
The following table shows the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	Q2 2024	Q2 2023

Depreciation, amortization and impairments on:
Property, plant and equipment	228	213

Right-of-use assets	61	68

Intangible assets	873	1 427

Financial assets [1]	-22	29

Change in provisions and other non-current liabilities	204	-53

Losses on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	72	86

Equity-settled compensation expense	257	222

Loss from associated companies	2	2

Income taxes	595	403

Net financial expense	171	131

Other	-41	39

Total	2 400	2 567

[1] Includes fair value changes
(USD millions)	H1 2024	H1 2023

Depreciation, amortization and impairments on:
Property, plant and equipment	447	465

Right-of-use assets	124	133

Intangible assets	1 905	2 980

Financial assets [1]	6	75

Change in provisions and other non-current liabilities	367	362

Losses/(gains) on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	142	-216

Equity-settled compensation expense	517	412

Loss from associated companies	31	4

Income taxes	1 036	773

Net financial expense	386	227

Other	-64	34

Total	4 897	5 249

[1] Includes fair value changes

6.2. Total amount of income taxes paid
In the first half of 2024, the total amount of income taxes paid by continuing operations was USD 1 049 million (Q2 2024: USD 473 million), and nil by discontinued operations (Q2 2024: nil). In the first half of 2024, the total amount of income taxes paid by the Company was USD 1 049 million (Q2 2024: USD 473 million).
In the first half of 2023, the total amount of income taxes paid by continuing operations was USD 1 268 million (Q2 2023: USD 973 million), and by discontinued operations was USD 110 million (Q2 2023: USD 57 million), which was included within “Net cash flows from operating activities from discontinued operations”. In the first half of 2023, the total amount of income taxes paid by the Company was USD 1 378 million (Q2 2023: USD 1 030 million).
6.3. Cash flows from changes in working capital and other operating items included in the net cash flows from operating activities from continuing operations
(USD millions)	Q2 2024	Q2 2023	H1 2024	H1 2023

Increase in inventories	-18	-185	-146	-546

Increase in trade receivables	-501	-447	-1 421	-1 147

(Decrease)/increase in trade payables	-142	73	-551	99

Change in other current and non-current assets	-105	9	-377	-100

Change in other current liabilities	1 004	605	744	531

Total	238	55	-1 751	-1 163

6.4. Cash flows arising from acquisitions and divestments of businesses, net from continuing operations
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses.
(USD millions)	Q2 2024	Q2 2023	H1 2024	H1 2023

Total purchase consideration for acquisitions of businesses	-3 807	0	-4 105	0

Acquired cash and cash equivalents	234		236

Contingent consideration payable, net	233		280	-10

Payments (incl. prepayments), deferred consideration and other adjustments, net	47	-100	55	-100

Cash flows used for acquisitions of businesses [1]	-3 293	-100	-3 534	-110

Cash flows (used for)/from divestments of businesses, net [2]	-26	16	-64	3

Cash flows used for acquisitions and divestments of businesses, net	-3 319	-84	-3 598	-107

[1] The second quarter and the first half of 2024 include the payments for purchases of MorphoSys shares by Novartis during the Offer period totaling EUR 0.3 billion (USD 0.3 billion), see Note 3 for further information.

2 In the first half of 2024, USD 64 million (Q2 2024: USD 26 million) represented the net cash outflows from divestments in prior years.
In the first half of 2023, USD 3 million (Q2 2023: USD 16 million) represented the net cash inflows from divestments from the 2023 periods and prior years.
Note 3 provides further information regarding significant acquisitions and divestments of businesses. All acquisitions were for cash.

7. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 21 to the Consolidated Financial Statements in our 2023 Annual Report and 2023 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of July 17, 2024, of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2023 Annual Report and 2023 Form 20-F.
Investigations and related litigations
340B Drug Pricing Program investigations
In 2021, Novartis Pharmaceuticals Corporation (NPC) received a notification from the US Health Resources and Services Administration (HRSA) which stated that HRSA believes NPC’s contract pharmacy policy violates the 340B statute, and threatened potential enforcement action. NPC subsequently sued HRSA in the U.S. District Court (USDC) for the District of Columbia to challenge HRSA’s determination and to enjoin HRSA from taking action with respect to NPC’s contract pharmacy policy. HRSA then referred the matter regarding NPC’s contract pharmacy policy to the Office of Inspector General of the US Department of Health and Human Services, which could result in the imposition of civil monetary penalties on NPC. The USDC issued a decision rejecting HRSA’s interpretation of the 340B statute, vacating the violation notification and remanding the matter to HRSA. HRSA appealed, and the United States Court of Appeals for the DC Circuit heard argument on the case in 2022. In May 2024, the Court of Appeals for the DC Circuit issued a decision rejecting HRSA’s interpretation of the 340B statute and upholding NPC’s current contract pharmacy policy. HRSA has 90 days from the decision to determine whether to seek review from the US Supreme Court or the decision will be final. In addition, NPC has brought litigation challenging a number of state statutes purporting to add further requirements under the 340B program as to the use of contract pharmacies in those states.
In addition to the matters described above, there have been other non-material developments in the other legal matters described in Note 21 to the Consolidated Financial Statements contained in our 2023 Annual Report and 2023 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.
8. Operating segment
Following the September 15, 2023, shareholders’ approval of the spin-off of the Sandoz business, the Company reported its consolidated financial statements for the current and prior years as “continuing operations” and “discontinued operations” (see Note 1 and Note 3).
Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business (previously the Innovative Medicines Division) and the continuing corporate activities.
Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars business (the Sandoz Division) and certain corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off. Included in fourth quarter of 2023 is also the IFRS Accounting Standards non-cash, non-taxable net gain on the Distribution of Sandoz Group AG to Novartis AG shareholders. For further details and disclosures on discontinued operations, refer to Note 3 and Note 11.
The Company’s continuing operations is engaged in the research, development, manufacturing, distribution, and commercialization and sale of innovative medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; oncology; and established brands.
Following the spin-off of the Sandoz business, on October 3, 2023, Novartis operates as a single global operating segment innovative medicines company that is engaged in the research, development, manufacturing, distribution and commercialization and sale of innovative medicines. The Company’s research, development, manufacturing and supply of products and functional activities are managed globally on a vertically integrated basis. Commercial efforts that coordinate marketing, sales and distribution of these products are organized by geographic region, therapeutic area and established brands.

The Executive Committee of Novartis (ECN), chaired by the CEO, is the governance body responsible for allocating resources and assessing the business performance of the operating segment of the Company on a global basis and is the chief operating decision-maker (CODM) for the Company.
The determination of a single operating segment is consistent with the financial information regularly reviewed by the CODM for purposes of assessing performance and allocating resources.
See Note 9 for revenues and geographic information disclosures.
9. Revenues and geographic information
Net sales
Net sales information
Net sales from continuing operations comprise the following:
(USD millions)	Q2 2024	Q2 2023	H1 2024	H1 2023

Net sales to third parties from continuing operations	12 512	11 231	24 341	21 776

Sales to discontinued operations		206		459

Net sales from continuing operations	12 512	11 437	24 341	22 235

Net sales from continuing operations by region1
Second quarter
	Q2 2024 USD m	Q2 2023 USD m	% change USD	% change cc2	Q2 2024 % of total	Q2 2023 % of total

US	5 146	4 498	14	14	41	39

Europe	3 867	3 688	5	6	31	32

Asia/Africa/Australasia	2 594	2 425	7	13	21	21

Canada and Latin America	905	826	10	15	7	8

Total	12 512	11 437	9	11	100	100

Of which in established markets	9 162	8 456	8	10	73	74

Of which in emerging growth markets	3 350	2 981	12	16	27	26

[1] Net sales from continuing operations by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.
First half
	H1 2024 USD m	H1 2023 USD m	% change USD	% change cc2	H1 2024 % of total	H1 2023 % of total

US	9 734	8 548	14	14	40	38

Europe	7 631	7 351	4	5	31	33

Asia/Africa/Australasia	5 174	4 728	9	15	21	21

Canada and Latin America	1 802	1 608	12	15	8	8

Total	24 341	22 235	9	11	100	100

Of which in established markets	17 650	16 351	8	9	73	74

Of which in emerging growth markets	6 691	5 884	14	19	27	26

[1] Net sales from continuing operations by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.

Net sales from continuing operations by core therapeutic area and established brands
Second quarter
	Q2 2024	Q2 2023	% change	% change
	USD m	USD m1	USD	cc2

Cardiovascular, renal and metabolic
Entresto	1 898	1 516	25	28

Leqvio	182	78	133	134

Total cardiovascular, renal and metabolic	2 080	1 594	30	33

Immunology
Cosentyx	1 526	1 272	20	22

Xolair [3]	427	362	18	22

Ilaris	368	316	16	20

Other	1		nm	nm

Total immunology	2 322	1 950	19	22

Neuroscience
Kesimpta	799	489	63	65

Zolgensma	349	311	12	14

Aimovig	77	67	15	16

Total neuroscience	1 225	867	41	43

Oncology
Kisqali	717	493	45	50

Promacta/Revolade	544	583	-7	-5

Tafinlar + Mekinist	523	496	5	9

Jakavi	471	435	8	13

Tasigna	446	476	-6	-4

Pluvicto	345	240	44	44

Lutathera	175	150	17	17

Scemblix	164	106	55	56

Kymriah	113	129	-12	-11

Piqray/Vijoice	120	130	-8	-7

Fabhalta	22		nm	nm

Total oncology	3 640	3 238	12	15

Total promoted brands	9 267	7 649	21	24

Established brands
Sandostatin Group	313	331	-5	-4

Lucentis	275	395	-30	-28

Exforge Group	178	184	-3	1

Gilenya	138	269	-49	-47

Diovan Group	160	155	3	9

Galvus Group	150	175	-14	-5

Contract manufacturing	271	339	-20	-19

Other	1 760	1 940	-9	-10

Total established brands	3 245	3 788	-14	-13

Total net sales from continuing operations	12 512	11 437	9	11

[1] Reclassified to conform with 2024 presentation of brands by therapeutic area and established brands.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.
[3] Net sales from continuing operations reflect Xolair sales for all indications.

nm = not meaningful

Net sales from continuing operations by core therapeutic area and established brands
First half
	H1 2024	H1 2023	% change	% change
	USD m	USD m1	USD	cc2

Cardiovascular, renal and metabolic
Entresto	3 777	2 915	30	32

Leqvio	333	142	135	137

Total cardiovascular, renal and metabolic	4 110	3 057	34	37

Immunology
Cosentyx	2 852	2 348	21	23

Xolair [3]	826	716	15	18

Ilaris	724	644	12	17

Other	1		nm	nm

Total immunology	4 403	3 708	19	21

Neuroscience
Kesimpta	1 436	873	64	66

Zolgensma	644	620	4	6

Aimovig	153	128	20	19

Other	1		nm	nm

Total neuroscience	2 234	1 621	38	39

Oncology
Kisqali	1 344	908	48	52

Promacta/Revolade	1 064	1 130	-6	-4

Tafinlar + Mekinist	997	954	5	7

Jakavi	949	849	12	15

Tasigna	841	938	-10	-9

Pluvicto	655	451	45	45

Lutathera	344	299	15	16

Scemblix	300	182	65	67

Kymriah	233	264	-12	-10

Piqray/Vijoice	229	246	-7	-6

Fabhalta	28		nm	nm

Other		1	nm	nm

Total oncology	6 984	6 222	12	14

Total promoted brands	17 731	14 608	21	23

Established brands
Sandostatin Group	668	660	1	3

Lucentis	589	811	-27	-26

Exforge Group	370	370	0	3

Gilenya	313	501	-38	-36

Diovan Group	300	313	-4	1

Galvus Group	299	358	-16	-9

Contract manufacturing	550	714	-23	-23

Other	3 521	3 900	-10	-10

Total established brands	6 610	7 627	-13	-12

Total net sales from continuing operations	24 341	22 235	9	11

[1] Reclassified to conform with 2024 presentation of brands by therapeutic area and established brands.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.
[3] Net sales from continuing operations reflect Xolair sales for all indications.

nm = not meaningful

Net sales from continuing operations of the top 20 brands in 2024
Second quarter
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc1	USD m	% change USD	% change cc1	USD m	% change USD	% change cc1

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	947	25	951	25	30	1 898	25	28

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	868	34	658	6	10	1 526	20	22

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	555	49	244	110	118	799	63	65

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	375	67	342	27	35	717	45	50

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	283	-10	261	-3	1	544	-7	-5

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	202	3	321	7	13	523	5	9

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)			471	8	13	471	8	13

Tasigna	Oncology	Chronic myeloid leukemia (CML)	230	-1	216	-11	-7	446	-6	-4

Xolair [2]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps			427	18	22	427	18	22

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	194	19	174	14	22	368	16	20

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	187	-8	126	-2	3	313	-5	-4

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	295	30	50	285	274	345	44	44

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	134	60	215	-5	-3	349	12	14

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			275	-30	-28	275	-30	-28

Exforge Group	Established brands	Hypertension	1	-75	177	-2	2	178	-3	1

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	124	17	51	16	19	175	17	17

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	94	114	88	159	165	182	133	134

Gilenya	Established brands	Relapsing multiple sclerosis (RMS)	30	-71	108	-35	-31	138	-49	-47

Scemblix	Oncology	Philadelphia chromosome- positive chronic myeloid leukemia (Ph+ CML)	105	35	59	111	112	164	55	56

Diovan Group	Established brands	Hypertension	6	-50	154	8	15	160	3	9

Top 20 brands total			4 630	23	5 368	10	14	9 998	15	18

Rest of portfolio			516	-29	1 998	-3	-3	2 514	-10	-10

Total net sales from continuing operations			5 146	14	7 366	6	9	12 512	9	11

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.
[2] Net sales from continuing operations reflect Xolair sales for all indications.

Net sales from continuing operations of the top 20 brands in 2024
First half
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc1	USD m	% change USD	% change cc1	USD m	% change USD	% change cc1

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	1 895	30	1 882	29	34	3 777	30	32

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	1 529	30	1 323	13	16	2 852	21	23

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	970	45	466	127	133	1 436	64	66

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	688	69	656	31	37	1 344	48	52

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	549	-7	515	-5	-1	1 064	-6	-4

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	386	-1	611	8	13	997	5	7

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)			949	12	15	949	12	15

Tasigna	Oncology	Chronic myeloid leukemia (CML)	404	-9	437	-12	-9	841	-10	-9

Xolair [2]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps			826	15	18	826	15	18

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	360	18	364	7	16	724	12	17

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	426	3	242	-2	2	668	1	3

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	576	33	79	nm	nm	655	45	45

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	238	23	406	-5	-3	644	4	6

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			589	-27	-26	589	-27	-26

Exforge Group	Established brands	Hypertension	5	-38	365	1	4	370	0	3

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	241	15	103	16	17	344	15	16

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	168	107	165	170	175	333	135	137

Gilenya	Established brands	Relapsing multiple sclerosis (RMS)	82	-55	231	-27	-25	313	-38	-36

Scemblix	Oncology	Philadelphia chromosome- positive chronic myeloid leukemia (Ph+ CML)	193	39	107	149	154	300	65	67

Diovan Group	Established brands	Hypertension	15	-44	285	0	5	300	-4	1

Top 20 brands total			8 725	22	10 601	12	15	19 326	16	18

Rest of portfolio			1 009	-29	4 006	-4	-3	5 015	-11	-10

Total net sales from continuing operations			9 734	14	14 607	7	10	24 341	9	11

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.
[2] Net sales from continuing operations reflect Xolair sales for all indications.

nm = not meaningful

Other revenues
(USD millions)	Q2 2024	Q2 2023	H1 2024	H1 2023

Profit sharing income	268	246	482	445

Royalty income	5	19	24	41

Milestone income	14	25	20	28

Other [1]	73	18	125	43

Total other revenues	360	308	651	557

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.
10. Other interim disclosures
Property, plant and equipment, right-of-use assets and intangible assets
The following table shows additional disclosures related to property, plant and equipment, right-of-use assets and intangible assets for continuing operations:
(USD millions)	Q2 2024	Q2 2023	H1 2024	H1 2023

Property, plant and equipment impairment charges	-9	-31	-10	-58

Property, plant and equipment impairment reversal		39		48

Property, plant and equipment depreciation charge	-219	-222	-437	-455

Right-of-use assets depreciation charge	-61	-68	-124	-133

Intangible assets impairment charges [1]	-37	-454	-194	-927

Intangible assets amortization charge	-836	-974	-1 711	-2 053

[1] The first half of 2023 includes an impairment of USD 0.3 billion due to the write-down of IPR&D related to cessation of clinical development program NIZ985. The second quarter and first half of 2023 include an impairment of USD 0.3 billion for the write-down of a currently marketed product to reflect reduction in recoverable amount.

In the first half of 2024 and 2023, there were no impairment charges and no reversals of impairment charges on right-of-use assets, as well as no reversals of impairment charges on intangible assets.
The following table shows the additions to property, plant and equipment, right-of-use assets and intangible assets for continuing operations excluding the impact of business acquisitions, which are disclosed in Note 3:
(USD millions)	Q2 2024	Q2 2023	H1 2024	H1 2023

Additions to property, plant and equipment	283	211	506	388

Additions to right-of-use assets	69	49	97	192

Additions to intangible assets other than goodwill	512	521	1 175	716

Financial debt
Novartis issued the following straight bonds during the second quarter of 2024:
Coupon	Currency	Notional amount (millions)	Maturity year	Issuer	Issue price	Carrying value June 30, 2024 (USD millions)

1.600%	CHF	650	2027	Novartis AG, Basel, Switzerland	100.138%	723

1.650%	CHF	435	2031	Novartis AG, Basel, Switzerland	100.148%	483

1.750%	CHF	645	2034	Novartis AG, Basel, Switzerland	100.229%	717

1.850%	CHF	280	2040	Novartis AG, Basel, Switzerland	100.268%	311

1.850%	CHF	190	2049	Novartis AG, Basel, Switzerland	100.149%	211

In the second quarter of 2024, Novartis repaid the 3.4% coupon bond with a notional amount of USD 2.15 billion issued in 2014 by Novartis Capital Corporation, USA, in accordance with its terms.
In May 2024, Novartis replaced its existing USD 6.0 billion credit facility with a syndicate of banks (which was undrawn at its replacement date and December 31, 2023 and had a maturity date of September 2025) with a new USD 6.0 billion credit facility with a syndicate of banks. This credit facility is intended to be used as a backstop for the US commercial paper program. This facility matures in May 2029, and was undrawn as at June 30, 2024.
Research and development commitments
The Company has entered into long-term research and development agreements with various institutions related to intangible assets. These agreements provide for potential milestone payments by Novartis, which are dependent on successful clinical development, or meeting speciﬁed sales targets, or other conditions that are speciﬁed in the agreements.
As of June 30, 2024, the amount and estimated timing of the Company’s commitments to make payments under those agreements, which are shown without risk adjustment and on an undiscounted basis, were as follows:
(USD millions)	2024

2024	226

2025	209

2026	460

2027	396

2028	566

2029	487

Thereafter	4 855

Total	7 199

Significant pending transaction
In July 2024, Novartis entered into a long-term research and development agreement which did not close as of July 17, 2024. This agreement provides for potential milestones payments by Novartis that may be capitalized and royalties. Based on their estimated timing, the payments for this transaction are expected to amount to USD 0.1 billion in 2024, USD 0.1 billion in 2026, USD 0.1 billion in 2028, USD 0.1 billion in 2029 and USD 1.0 billion thereafter.
11. Discontinued operations
Discontinued operations included the operational results from the Sandoz generic pharmaceuticals and biosimilars division and certain corporate activities attributable to the Sandoz business, as well as certain other expenses related to the spin-off (refer to Note 3 for further details).
The Sandoz business operated in the off-patent medicines segment and specialized in the development, manufacturing, and marketing of generic pharmaceuticals and biosimilars. The Sandoz business was organized globally into two franchises: Generics and Biosimilars.
As the Sandoz business spin-off was completed on October 3, 2023, there were no operating results in the first half of 2024.

Net income from discontinued operations
(USD millions unless indicated otherwise)	Q2 2023	H1 2023

Net sales to third parties from discontinued operations	2 391	4 799

Sales to continuing operations	58	153

Net sales from discontinued operations	2 449	4 952

Other revenues	6	12

Cost from goods sold	-1 263	-2 551

Gross profit from discontinued operations	1 192	2 413

Selling, general and administration	-595	-1 147

Research and development	-222	-441

Other income	21	28

Other expense	-283	-502

Operating income from discontinued operations	113	351

Income from associated companies		1

Interest expense	-8	-19

Other financial income and expense	-10	-18

Income before taxes from discontinued operations	95	315

Income taxes [1]	-49	-125

Net income from discontinued operations	46	190

[1] The tax rate in the second quarter of 2023 and in the first half of 2023 was impacted by non-recurring items such as net increases in uncertain tax positions of the Sandoz business and non-deductible expenses recognized related to a legal matter. Excluding these impacts, the tax rate would have been 31.5% in the second quarter of 2023 and 28.6% in the first half of 2023.

Supplemental disclosures related to discontinued operations
Net income from discontinued operations
Included in net income from discontinued operations were:
(USD millions unless indicated otherwise)	Q2 2023	H1 2023

Interest income		1

Depreciation of property, plant and equipment	-48	-99

Depreciation of right-of-use assets	-10	-18

Amortization of intangible assets	-56	-111

Impairment charges on property, plant and equipment	-1	-2

Impairment charges on intangible assets	-1	-13

Impairment reversals of property, plant and equipment	1	1

Additions to restructuring provisions	-11	-16

Equity-based compensation expense related to Novartis equity-based participation plans	-18	-36

In 2023 there were no impairment charges and no reversals of impairment charges on right-of-use assets and no reversals of impairment charges on intangible assets of discontinued operations.
Other information
The following table shows for discontinued operations the additions to property, plant and equipment, right-of-use assets and intangible assets:
(USD millions)	Q2 2023	H1 2023

Additions to property, plant and equipment	82	160

Additions to right-of-use assets	24	33

Additions to goodwill and intangible assets	35	56

For additional information related to the October 3, 2023 distribution (spin-off) of the Sandoz business to Novartis AG shareholders, effected through a dividend in kind distribution of Sandoz Group AG shares to Novartis AG shareholders and ADR holders, refer to Note 3.

12. Events subsequent to the June 30, 2024, consolidated balance sheet
Significant pending transaction
On July 4, 2024, Novartis filed a public delisting purchase offer to delist the MorphoSys shares admitted to trading on regulated markets and acquire all MorphoSys AG shares and ADS not held directly by Novartis. For disclosure of the MorphoSys business acquisition, see Note 3.
In July 2024, Novartis entered into a long-term research and development agreement, which did not close as of July 17, 2024. See Note 10 for further information.

Supplementary information (unaudited)

Non-IFRS measures as defined by Novartis
Novartis uses certain non-IFRS Accounting Standards metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies and free cash flow. These are referred to by Novartis as non-IFRS measures.
Despite the use of these measures by management in setting goals and measuring the Company’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS Accounting Standards. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS Accounting Standards measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Company’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS Accounting Standards measures and should be viewed in conjunction with the consolidated financial statements presented in accordance with IFRS Accounting Standards.
As an internal measure of Company performance, these non-IFRS measures have limitations, and the Company’s performance management process is not solely restricted to these metrics.
Core results
The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” to other financial income and expense, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Company’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS Accounting Standards measures and other measures as important factors in assessing the Company’s performance.
The following are examples of how these core measures are used:
• In addition to monthly reports containing financial information prepared under IFRS Accounting Standards, senior management receives a monthly analysis incorporating these non-IFRS core measures.
• Annual budgets are prepared for both IFRS Accounting Standards and non-IFRS core measures.
As an internal measure of Company performance, the core results measures have limitations, and the Company’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Company’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Company’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD (excluding the IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” adjustments to the local currency income statements of subsidiaries operating in hyperinflationary economies), using the average exchange rates from the prior year and comparing them to the prior year values in USD.
We use these constant currency measures in evaluating the Company’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation,

we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. This definition provides a performance measure focusing on core operating activities and excludes items that can vary significantly from year to year, thereby enabling better comparison of business performance across years.
Free cash flow is a non-IFRS measure and is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS Accounting Standards. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Company’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment. Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS Accounting Standards.
Additional information
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is presented as additional information because it sets forth how management monitors net debt or liquidity and management believes it is a useful supplemental indicator of the Company’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.
See page 52 for additional disclosures related to net debt.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
The following tables provide an overview of the reconciliation from IFRS Accounting Standards results to non-IFRS measure core results:
Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
(USD millions unless indicated otherwise)	Q2 2024	Q2 2023	H1 2024	H1 2023

IFRS Accounting Standards operating income from continuing operations	4 014	2 807	7 387	5 425

Amortization of intangible assets	768	914	1 575	1 941

Impairments

Intangible assets	37	453	194	926

Property, plant and equipment related to the company-wide rationalization of manufacturing sites		-36		-43

Other property, plant and equipment	6	22	6	22

Total impairment charges	43	439	200	905

Acquisition or divestment of businesses and related items

- Income	-103	-59	-215	-63

- Expense	110	1	230	3

Total acquisition or divestment of businesses and related items, net	7	-58	15	-60

Other items

Divestment gains	-7	-6	-19	-132

Financial assets - fair value adjustments	-22	29	6	75

Restructuring and related items

- Income	-23	-64	-81	-95

- Expense	167	145	258	795

Legal-related items

- Income				-484

- Expense		2	50	31

Additional income	-3	25	-15	-270

Additional expense	9	7	114	15

Total other items	121	138	313	-65

Total adjustments	939	1 433	2 103	2 721

Core operating income from continuing operations	4 953	4 240	9 490	8 146

as % of net sales	39.6%	37.1%	39.0%	36.6%

Loss from associated companies	-2	-2	-31	-4

Core adjustments to loss from associated companies, net of tax			26

Interest expense	-246	-216	-467	-416

Other financial income and expense	75	85	81	189

Core adjustments to other financial income and expense	-15	44	75	58

Income taxes, adjusted for above items (core income taxes)	-757	-649	-1 485	-1 238

Core net income from continuing operations	4 008	3 502	7 689	6 735

Core net income from discontinued operations [1]		309		690

Core net income	4 008	3 811	7 689	7 425

Core net income attributable to shareholders of Novartis AG	4 008	3 810	7 689	7 423

Core basic EPS from continuing operations (USD) [2]	1.97	1.69	3.77	3.23

Core basic EPS from discontinued operations (USD) [1,2]		0.14		0.31

Core basic EPS (USD) [2]	1.97	1.83	3.77	3.54

[1] For details on discontinued operations core results refer to page 48.
[2] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
Second quarter
(USD millions unless indicated otherwise)	Q2 2024 IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	Q2 2024 Core results	Q2 2023 Core results

Gross profit from continuing operations	9 699	724			4	10 427	9 591

Operating income from continuing operations	4 014	768	43	7	121	4 953	4 240

Income before taxes from continuing operations	3 841	768	43	7	106	4 765	4 151

Income taxes [5]	-595	-145	-5	-3	-9	-757	-649

Net income from continuing operations	3 246					4 008	3 502

Net income from discontinued operations [6]							309

Net income	3 246					4 008	3 811

Basic EPS from continuing operations (USD) [7]	1.60					1.97	1.69

Basic EPS from discontinued operations (USD) [6,7]							0.14

Basic EPS (USD) [7]	1.60					1.97	1.83

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-3 173	724			4	-2 445	-2 154

The following are adjustments to arrive at core operating income from continuing operations

Selling, general and administration	-3 091				1	-3 090	-3 088

Research and development	-2 367	44	37	10		-2 276	-2 129

Other income	273			-103	-69	101	36

Other expense	-500		6	100	185	-209	-170

The following are adjustments to arrive at core income before taxes from continuing operations

Other financial income and expense	75				-15	60	129

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products; research and development includes the amortization of acquired rights to technologies

[2] Impairments: research and development includes net impairment charges related to intangible assets; other expense includes net impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including integration charges: research and development and other expense include integration cost charges; other income and other expense includes transitional service-fee income and expenses related to the Sandoz distribution

[4] Other items: cost of goods sold, selling, general and administration, and other income and other expense include restructuring income and charges related to the initiative to implement a new streamlined organizational model, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; other income and other expense includes fair value adjustments; other income also includes divestment gains; other financial income and expense includes the impact of IAS Standards 29 "Financial Reporting in Hyperinflationary Economies" for subsidiaries operating in hyperinflationary economies, currency devaluation losses and an adjustment related to the gain on sale of financial assets.

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 0.9 billion to arrive at the core results before tax amounts to USD 162 million. The average tax rate on the total adjustments was 17.5% since the quarterly core tax charge of 15.9% has been applied to the pre-tax income of the period.

[6] For details on discontinued operations core results refer to page 48.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
First half
(USD millions unless indicated otherwise)	H1 2024 IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	H1 2024 Core results	H1 2023 Core results

Gross profit from continuing operations	18 723	1 497			9	20 229	18 591

Operating income from continuing operations	7 387	1 575	200	15	313	9 490	8 146

Income before taxes from continuing operations	6 970	1 575	200	15	414	9 174	7 973

Income taxes [5]	-1 036	-295	-26	-5	-123	-1 485	-1 238

Net income from continuing operations	5 934					7 689	6 735

Net income from discontinued operations [6]							690

Net income	5 934					7 689	7 425

Basic EPS from continuing operations (USD) [7]	2.91					3.77	3.23

Basic EPS from discontinued operations (USD) [7]							0.31

Basic EPS (USD) [7]	2.91					3.77	3.54

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-6 269	1 497			9	-4 763	-4 201

The following are adjustments to arrive at core operating income from continuing operations

Selling, general and administration	-5 931				1	-5 930	-5 952

Research and development	-4 788	78	194	21	16	-4 479	-4 182

Other income	522			-215	-151	156	140

Other expense	-1 139		6	209	438	-486	-451

The following are adjustments to arrive at core income before taxes from continuing operations

Loss from associated companies	-31				26	-5	-4

Other financial income and expense	81				75	156	247

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products; research and development includes the amortization of acquired rights to technologies

[2] Impairments: research and development includes net impairment charges related to intangible assets; other expense includes net impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including integration charges: research and development and other expense include integration cost charges; other income and other expense includes transitional service-fee income and expenses related to the Sandoz distribution

[4] Other items: cost of goods sold, selling, general and administration, and other income and other expense includes restructuring income and charges related to the initiative to implement a new streamlined organizational model, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; research and development includes contingent consideration adjustments; other income and other expense includes fair value adjustments; other income also includes divestment gains; other expense includes legal related items and a fair value adjustment on a contingent receivable and other costs and items; loss from associated companies includes a divestment adjustment related to the sale of an investment in associated companies; other financial income and expense includes the impact of IAS Standards 29 "Financial Reporting in Hyperinflationary Economies" for subsidiaries operating in hyperinflationary economies, currency devaluation losses, an adjustment related to the gain on sale of financial assets and release of provisions for interests on tax matters.

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 2.2 billion to arrive at the core results before tax amounts to USD 449 million. The average tax rate on the total adjustments was 20.4% since the estimated full year core tax charge of 16.2% has been applied to the pre-tax income of the period.

[6] For details on discontinued operations core results refer to page 48.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Discontinued operations
Second quarter
(USD millions unless indicated otherwise)	Q2 2023 Core results

Gross profit from discontinued operations	1 265

Operating income from discontinued operations	428

Income before taxes from discontinued operations	404

Income taxes	-95

Net income from discontinued operations	309

Basic EPS from discontinued operations (USD) [1]	0.14

The following are adjustments to arrive at core gross profit from discontinued operations

Cost of goods sold	-1 538

The following are adjustments to arrive at core operating income from discontinued operations

Selling, general and administration	-585

Research and development	-220

Other expense	-32

The following are adjustments to arrive at core income before taxes from discontinued operations

Other financial income and expense	-16

[1] Earnings per share (EPS) is calculated on the amount of net income from discontinued operations attributable to shareholders of Novartis AG.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Discontinued operations
First half
(USD millions unless indicated otherwise)	H1 2023 Core results

Gross profit from discontinued operations	2 572

Operating income from discontinued operations	935

Income before taxes from discontinued operations	900

Income taxes	-210

Net income from discontinued operations	690

Basic EPS from discontinued operations (USD) [1]	0.31

The following are adjustments to arrive at core gross profit from discontinued operations

Cost of goods sold	-2 392

The following are adjustments to arrive at core operating income from discontinued operations

Selling, general and administration	-1 122

Research and development	-439

Other income	5

Other expense	-81

The following are adjustments to arrive at core income before taxes from discontinued operations

Other financial income and expense	-17

[1] Earnings per share (EPS) is calculated on the amount of net income from discontinued operations attributable to shareholders of Novartis AG.

Free cash flow
The following table is a reconciliation of the three major categories of the IFRS Accounting Standards consolidated statements of cash flows to the non-IFRS measure free cash flow:
Second quarter
	Q2 2024			Q2 2023

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities from continuing operations	4 875		4 875	3 517		3 517

Net cash flows from operating activities from discontinued operations				59		59

Total net cash flows from operating activities	4 875		4 875	3 576		3 576

Net cash flows used in investing activities from continuing operations	-3 207	2 947	-260	-960	735	-225

Net cash flows used in investing activities from discontinued operations				-93	17	-76

Total net cash flows used in investing activities [1]	-3 207	2 947	-260	-1 053	752	-301

Net cash flows used in financing activities from continuing operations	-3 200	3 200	0	-3 766	3 766	0

Net cash flows from financing activities from discontinued operations				129	-129	0

Total net cash flows used in financing activities [2]	-3 200	3 200	0	-3 637	3 637	0

Non-IFRS measure free cash flow from continuing operations			4 615			3 292

Non-IFRS measure free cash flow from discontinued operations						-17

Total non-IFRS measure free cash flow			4 615			3 275

[1] With the exception of purchases of property, plant and equipment, all net cash flows used in investing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

[2] Net cash flows (used in)/from financing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

Free cash flow
First half
	H1 2024			H1 2023

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities from continuing operations	7 140		7 140	6 369		6 369

Net cash flows from operating activities from discontinued operations				164		164

Total net cash flows from operating activities	7 140		7 140	6 533		6 533

Net cash flows (used in)/from investing activities from continuing operations	-4 106	3 619	-487	9 745	-10 138	-393

Net cash flows used in investing activities from discontinued operations				-177	32	-145

Total net cash flows (used in)/from investing activities [1]	-4 106	3 619	-487	9 568	-10 106	-538

Net cash flows used in financing activities from continuing operations	-8 364	8 364	0	-12 762	12 762	0

Net cash flows used in financing activities from discontinued operations				-77	77	0

Total net cash flows used in financing activities [2]	-8 364	8 364	0	-12 839	12 839	0

Non-IFRS measure free cash flow from continuing operations			6 653			5 976

Non-IFRS measure free cash flow from discontinued operations						19

Total non-IFRS measure free cash flow			6 653			5 995

[1] With the exception of purchases of property, plant and equipment, all net cash flows (used in)/from investing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

[2] Net cash flows used in financing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

The following table is a summary of the non-IFRS measure free cash flow:
Second quarter
(USD millions)	Q2 2024	Q2 2023

Operating income from continuing operations	4 014	2 807

Adjustments for non-cash items
Depreciation, amortization and impairments	1 140	1 737

Change in provisions and other non-current liabilities	204	-53

Other	288	347

Operating income adjusted for non-cash items from continuing operations	5 646	4 838

Dividends received from associated companies and others	1

Interest received and change in other financial receipts	71	64

Interest paid and change in other financial payments	-320	-224

Income taxes paid	-473	-973

Payments out of provisions and other net cash movements in non-current liabilities	-288	-243

Change in inventories and trade receivables less trade payables	-661	-559

Change in other net current assets and other operating cash flow items	899	614

Net cash flows from operating activities from continuing operations	4 875	3 517

Purchases of property, plant and equipment	-260	-225

Non-IFRS measure free cash flow from continuing operations	4 615	3 292

Non-IFRS measure free cash flow from discontinued operations [1]		-17

Total non-IFRS measure free cash flow	4 615	3 275

[1] In the second quarter of 2023 the free cash flow from discontinued operations was a cash outflow of USD 17 million consisting of USD 59 million net cash inflows from operating activities from discontinued operations, less purchases of property, plant and equipment by discontinued operations of USD 76 million.

First half
(USD millions)	H1 2024	H1 2023

Operating income from continuing operations	7 387	5 425

Adjustments for non-cash items
Depreciation, amortization and impairments	2 482	3 653

Change in provisions and other non-current liabilities	367	362

Other	595	230

Operating income adjusted for non-cash items from continuing operations	10 831	9 670

Dividends received from associated companies and others	1	1

Interest received and other financial receipts	235	400

Interest paid and other financial payments	-496	-345

Income taxes paid	-1 049	-1 268

Payments out of provisions and other net cash movements in non-current liabilities	-631	-926

Change in inventories and trade receivables less trade payables	-2 118	-1 594

Change in other net current assets and other operating cash flow items	367	431

Net cash flows from operating activities from continuing operations	7 140	6 369

Purchases of property, plant and equipment	-487	-393

Non-IFRS measure free cash flow from continuing operations	6 653	5 976

Non-IFRS measure free cash flow from discontinued operations [1]		19

Total non-IFRS measure free cash flow	6 653	5 995

[1] In the first half of 2023, the free cash flow from discontinued operations was a cash inflow of USD 19 million consisting of USD 164 million net cash inflows from operating activities from discontinued operations, less purchases of property, plant and equipment by discontinued operations of USD 145 million.

Additional information
Net debt
Condensed consolidated changes in net debt
Second quarter
(USD millions)	Q2 2024	Q2 2023

Net change in cash and cash equivalents	-1 566	-1 115

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-1 358	845

Change in net debt	-2 924	-270

Net debt at April 1	-15 836	-15 104

Net debt at June 30	-18 760	-15 374

First half
(USD millions)	H1 2024	H1 2023

Net change in cash and cash equivalents	-5 490	3 368

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-3 087	-11 497

Change in net debt	-8 577	-8 129

Net debt at January 1	-10 183	-7 245

Net debt at June 30	-18 760	-15 374

Components of net debt
(USD millions)	Jun 30, 2024	Dec 31, 2023	Jun 30, 2023

Non-current financial debts	-19 663	-18 436	-18 259

Current financial debts and derivative financial instruments	-7 532	-6 175	-8 289

Total financial debts	-27 195	-24 611	-26 548

Less liquidity

Cash and cash equivalents	7 903	13 393	10 885

Marketable securities, commodities, time deposits and derivative financial instruments	532	1 035	289

Total liquidity	8 435	14 428	11 174

Net debt at end of period	-18 760	-10 183	-15 374

Share information
	Jun 30, 2024	Jun 30, 2023

Number of shares outstanding	2 024 579 175	2 068 263 550

Registered share price (CHF)	96.17	90.00

ADR price (USD)	106.46	100.91

Market capitalization (USD billions) [1]	216.5	207.0

Market capitalization (CHF billions) [1]	194.7	186.1

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q2 2024	Average rates Q2 2023	Average rates H1 2024	Average rates H1 2023	Period-end rates Jun 30, 2024	Period-end rates Jun 30, 2023

1 CHF	1.106	1.113	1.125	1.097	1.112	1.112

1 CNY	0.138	0.143	0.138	0.144	0.137	0.138

1 EUR	1.077	1.089	1.081	1.081	1.070	1.086

1 GBP	1.262	1.252	1.265	1.233	1.264	1.262

100 JPY	0.642	0.729	0.658	0.742	0.621	0.692

100 RUB	1.102	1.230	1.101	1.300	1.156	1.133

Currency impact on key figures
The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
Second quarter
	Change in USD % Q2 2024	Change in constant currencies % Q2 2024	Percentage point currency impact Q2 2024

Net sales from continuing operations	9	11	-2

Operating income from continuing operations	43	47	-4

Net income from continuing operations	43	49	-6

Basic earnings per share (USD) from continuing operations	47	52	-5

Core operating income from continuing operations	17	19	-2

Core net income from continuing operations	14	18	-4

Core basic earnings per share (USD) from continuing operations	17	21	-4

First half
	Change in USD % H1 2024	Change in constant currencies % H1 2024	Percentage point currency impact H1 2024

Net sales from continuing operations	9	11	-2

Operating income from continuing operations	36	43	-7

Net income from continuing operations	34	43	-9

Basic earnings per share (USD) from continuing operations	37	47	-10

Core operating income from continuing operations	16	21	-5

Core net income from continuing operations	14	19	-5

Core basic earnings per share (USD) from continuing operations	17	22	-5

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “may,” “will,” “continue,” “ongoing,” “grow,” “launch,” “expect,” “deliver,” “focus,” “address,” “accelerate,” “deliver,” “remain,” “scaling,” “guidance,” “outlook,” “long-term,” “priority,” “potential,” “can,” “trajectory” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding potential future, pending or announced transactions, including completion of the acquisition of MorphoSys AG; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure; or regarding the consequences of the spin-off of Sandoz and our transformation into a “pure-play” innovative medicines company. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; uncertainties regarding the use of new and disruptive technologies, including artificial intelligence; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; our ability to realize the intended benefits of our separation of Sandoz into a new publicly traded standalone company; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties in the development or adoption of potentially transformational digital technologies and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major political, macroeconomic and business developments, including impact of the war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis.
This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of MorphoSys. The final terms and further provisions regarding the delisting purchase offer are available in the offer document published by Novartis BidCo AG (formerly known as Novartis data42 AG) (the “Bidder”). The offer document has been approved by the BaFin and has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of MorphoSys is only being made pursuant the offer document. In connection with the Offer, the Bidder and Novartis AG have filed Tender Offer Statement on Schedule TO with the SEC (together with the offer document, an Offer to Purchase including the means to tender and other related documents, the “Offer Documents”), the management board and supervisory board of MorphoSys have issued a joint reasoned statement in accordance with sec. 27 of the German Securities Acquisition and Takeover Act and MorphoSys has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (together with the joint reasoned statement, the “Recommendation Statements”). THE MORPHOSYS SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE OFFER DOCUMENTS AND THE RECOMMENDATION STATEMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer Documents and the Recommendation Statements have been distributed to all stockholders of MorphoSys in accordance with German and U.S. securities laws. The Tender Offer Statement on Schedule TO and the Solicitation/Recommendation Statement on Schedule 14D-9 are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the Bidder or MorphoSys. Free copies of these materials and certain other offering documents are available on the Bidder’s website at www.novartis.com/investors/morphosys-acquisition or by contacting the Bidder’s investor relations department at +41 61 324 7944.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.
Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today’s earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Important dates
October 29, 2024
Third quarter & nine months 2024 results
November 20-21, 2024
Meet Novartis Management 2024 (London, UK)
January 31, 2025
Fourth quarter & full year 2024 results